Exhibit 99.1

Report of Independent Registered Public Accounting Firm	Huntington Bancshares Incorporated
To the Board of Directors and Shareholders of
Huntington Bancshares Incorporated
Columbus, Ohio
We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntington Bancshares Incorporated and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Columbus, Ohio
February 23, 2009

Consolidated Balance Sheets	Huntington Bancshares Incorporated

	December 31,
(in thousands, except number of shares)	2008	2007

Assets
Cash and due from banks	$806,693	$1,416,597
Federal funds sold and securities purchased under resale agreements	37,975	592,649
Interest bearing deposits in banks	292,561	340,090
Trading account securities	88,677	1,032,745
Loans held for sale	390,438	494,379
Investment securities	4,384,457	4,500,171
Loans and leases:
Commercial and industrial loans and leases	13,540,841	13,125,565
Commercial real estate loans	10,098,210	9,183,052
Automobile loans	3,900,893	3,114,029
Automobile leases	563,417	1,179,505
Home equity loans	7,556,428	7,290,063
Residential mortgage loans	4,761,384	5,447,126
Other consumer loans	670,992	714,998

Loans and leases	41,092,165	40,054,338
Allowance for loan and lease losses	(900,227)	(578,442)

Net loans and leases	40,191,938	39,475,896

Bank owned life insurance	1,364,466	1,313,281
Premises and equipment	519,500	557,565
Goodwill	3,054,985	3,059,333
Other intangible assets	356,703	427,970
Accrued income and other assets	2,864,466	1,486,792

Total assets	$54,352,859	$54,697,468

Liabilities and shareholders’ equity
Liabilities
Deposits in domestic offices
Demand deposits — non-interest bearing	$5,477,439	$5,371,747
Interest bearing	31,732,842	31,644,460
Deposits in foreign offices	733,005	726,714

Deposits	37,943,286	37,742,921
Short-term borrowings	1,309,157	2,843,638
Federal Home Loan Bank advances	2,588,976	3,083,555
Other long-term debt	2,331,632	1,937,078
Subordinated notes	1,950,097	1,934,276
Accrued expenses and other liabilities	1,002,570	1,206,860

Total liabilities	47,125,718	48,748,328

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares;
5.00% Series B Non-voting, Cumulative Preferred Stock, par value of $0.01 and liquidation value per share of $1,000; 1,398,071 shares issued and outstanding	1,308,667	—
8.50% Series A Non-cumulative Perpetual Convertible Preferred Stock, par value and liquidiation value per share of $1,000; 569,000 shares issued and outstanding	569,000	—
Common stock —
Par value of $0.01 and authorized 1,000,000,000 shares; issued 366,972,250 and 367,000,815 shares, respectively; outstanding 366,057,669 and 366,261,676 shares respectively	3,670	3,670
Capital surplus	5,322,428	5,237,783
Less 914,581 and 739,139 treasury shares, at cost	(15,530)	(14,391)
Accumulated other comprehensive loss:
Unrealized losses on investment securities	(207,756)	(10,011)
Unrealized gains on cash flow hedging derivatives	44,638	4,553
Pension and other postretirement benefit adjustments	(163,575)	(44,153)
Retained earnings	365,599	771,689

Total shareholders’ equity	7,227,141	5,949,140

Total liabilities and shareholders’ equity	$54,352,859	$54,697,468

See Notes to Consolidated Financial Statements

Consolidated Statements of Income	Huntington Bancshares Incorporated

	Year Ended December 31,
(in thousands, except per share amounts)	2008	2007	2006

Interest and fee income
Loans and leases
Taxable	$2,447,362	$2,388,799	$1,775,445
Tax-exempt	2,748	5,213	2,154
Investment securities
Taxable	217,882	221,877	231,294
Tax-exempt	29,869	26,920	23,901
Other	100,461	100,154	37,725

Total interest income	2,798,322	2,742,963	2,070,519

Interest expense
Deposits	931,679	1,026,388	717,167
Short-term borrowings	42,261	92,810	72,222
Federal Home Loan Bank advances	107,848	102,646	60,016
Subordinated notes and other long-term debt	184,843	219,607	201,937

Total interest expense	1,266,631	1,441,451	1,051,342

Net interest income	1,531,691	1,301,512	1,019,177
Provision for credit losses	1,057,463	643,628	65,191

Net interest income after provision for credit losses	474,228	657,884	953,986

Service charges on deposit accounts	308,053	254,193	185,713
Brokerage and insurance income	137,796	92,375	58,835
Trust services	125,980	121,418	89,955
Electronic banking	90,267	71,067	51,354
Bank owned life insurance income	54,776	49,855	43,775
Automobile operating lease income	39,851	7,810	43,115
Mortgage banking income	8,994	29,804	41,491
Securities (losses), net	(197,370)	(29,738)	(73,191)
Other income	138,791	79,819	120,022

Total non-interest income	707,138	676,603	561,069

Personnel costs	783,546	686,828	541,228
Outside data processing and other services	128,163	127,245	78,779
Net occupancy	108,428	99,373	71,281
Equipment	93,965	81,482	69,912
Amortization of intangibles	76,894	45,151	9,962
Professional services	53,667	40,320	27,053
Marketing	32,664	46,043	31,728
Automobile operating lease expense	31,282	5,161	31,286
Telecommunications	25,008	24,502	19,252
Printing and supplies	18,870	18,251	13,864
Other expense	124,887	137,488	106,649

Total non-interest expense	1,477,374	1,311,844	1,000,994

(Loss) income before income taxes	(296,008)	22,643	514,061
(Benefit) provision for income taxes	(182,202)	(52,526)	52,840

Net (loss) income	$(113,806)	$75,169	$461,221

Dividends on preferred shares	46,400	—	—

Net (loss) income applicable to common shares	$(160,206)	$75,169	$461,221

Average common shares — basic	366,155	300,908	236,699
Average common shares — diluted	366,155	303,455	239,920

Per common share
Net (loss) income — basic	$(0.44)	$0.25	$1.95
Net (loss) income — diluted	(0.44)	0.25	1.92
Cash dividends declared on common stock	0.6625	1.0600	1.0000

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity	Huntington Bancshares Incorporated

										Accumulated
	Preferred Stock									Other
	Series B		Series A		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total

Balance — January 1, 2006	—	$—	—	$—	224,682	$1,808,130	$—	(576)	$(10,380)	$(22,093)	$781,844	$2,557,501
Comprehensive Income:
Net income											461,221	461,221
Unrealized net gains on investment securities arising during the period, net of reclassification(1) for net realized losses, net of tax of $(26,369)										48,270		48,270
Unrealized gains on cash flow hedging derivatives, net of tax of ( $970)										1,802		1,802
Minimum pension liability adjustment, net of tax of ($145)										269		269

Total comprehensive income												511,562

Cumulative effect of change in accounting principle for servicing financial assets, net of tax of $6,521											12,110	12,110
Cumulative effect of change in accounting for funded status of pension plans, net of tax of $44,861										(83,314)		(83,314)
Cash dividends declared ( $1.00 per share)											(239,406)	(239,406)
Shares issued pursuant to acquisition					25,350	575,756						575,756
Recognition of the fair value of share-based compensation						18,574						18,574
Treasury shares purchased					(15,981)	(378,835)						(378,835)
Other share-based compensation activity					2,013	40,829						40,829
Other						310		(14)	(761)			(451)

Balance — December 31, 2006	—	—	—	—	236,064	2,064,764	—	(590)	(11,141)	(55,066)	1,015,769	3,014,326

Comprehensive Income:
Net income											75,169	75,169
Unrealized net losses on investment securities arising during the period, net of reclassification(1) for net realized losses, net of tax of $13,245										(24,265)		(24,265)
Unrealized losses on cash flow hedging derivatives, net of tax of $6,707										(12,455)		(12,455)
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of ($22,710)										42,175		42,175

Total comprehensive income												80,624

Assignment of $0.01 par value per share for each share of Common Stock						(2,062,403)	2,062,403					—
Cash dividends declared ( $1.06 per share)											(319,249)	(319,249)
Shares issued pursuant to acquisition					129,827	1,298	3,135,239					3,136,537
Recognition of the fair value of share-based compensation							21,836					21,836
Other share-based compensation activity					1,111	11	15,943					15,954
Other							2,362	(150)	(3,250)			(888)

Balance — December 31, 2007	—	—	—	—	367,002	3,670	5,237,783	(740)	(14,391)	(49,611)	771,689	5,949,140

Cumulative effect of change in accounting principle for fair value of assets and libilities, net of tax of ( $803)											1,491	1,491
Cumulative effect of changing measurement date date provisions for pension and post-retirement assets and obligations, net of tax of $4,570										(3,834)	(4,654)	(8,488)

Balance, beginning of period — as adjusted	—	—	—	—	367,002	3,670	5,237,783	(740)	(14,391)	(53,445)	768,526	5,942,143
Comprehensive Loss:
Net (loss) income											(113,806)	(113,806)
Unrealized net losses on investment securities arising during the period, net of reclassification(1) for net realized losses, net of tax of $108,131										(197,745)		(197,745)
Unrealized gains on cash flow hedging derivatives, net of tax of ( $21,550)										40,021		40,021
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of $62,240										(115,588)		(115,588)

Total comprehensive loss												(387,118)

Issuance of Preferred Class B stock	1,398	1,306,726										1,306,726
Issuance of Preferred Class A stock			569	569,000			(18,866)					550,134
Issuance of warrants convertible to common stock							90,765					90,765
Amortization of discount		1,941									(1,941)	—
Cash dividends declared:
Common ($0.6625 per share)											(242,522)	(242,522)
Preferred Class B ($6.528 per share)											(9,126)	(9,126)
Preferred Class A ($62.097 per share)											(35,333)	(35,333)
Recognition of the fair value of share-based compensation							14,091					14,091
Other share-based compensation activity					(30)	—	(874)				(199)	(1,073)
Other(2)							(471)	(175)	(1,139)	64		(1,546)

Balance — December 31, 2008	1,398	$1,308,667	569	$569,000	366,972	$3,670	$5,322,428	(915)	$(15,530)	$(326,693)	$365,599	$7,227,141

(1)	Reclassification adjustments represent net unrealized gains or losses as of December 31 of the prior year on investment securities that were sold during the current year. For the years ended December 31, 2008, 2007, and 2006 the reclassification adjustments were $128,290, net of tax of ($69,080), $19,330, net of tax of ($10,408), and $47,574, net of tax of ($25,617), respectively.

(2)	Primarily represents net share activity for amounts held in deferred compensation plans.
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows	Huntington Bancshares Incorporated

	Year Ended December 31,
(in thousands)	2008	2007	2006

Operating activities
Net (loss) income	$(113,806)	$75,169	$461,221
Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities:
Provision for credit losses	1,057,463	643,628	65,191
Losses on investment securities	197,370	29,738	73,191
Depreciation and amortization	244,860	127,261	111,649
Change in current and deferred income taxes	(251,827)	(157,169)	(357,458)
Net decrease (increase) in trading account securities	92,976	(996,689)	24,784
Originations of loans held for sale	(3,063,375)	(2,815,854)	(2,537,999)
Principal payments on and proceeds from loans held for sale	3,096,129	2,693,132	2,532,908
Other, net	(22,461)	58,005	(149,028)

Net cash provided by (used for) operating activities	1,237,329	(342,779)	224,459

Investing activities Increase in interest bearing deposits in banks	(228,554)	(188,971)	(48,681)
Net cash (paid) received in acquisitions	—	(80,060)	60,772
Proceeds from:
Maturities and calls of investment securities	386,232	405,482	604,286
Sales of investment securities	555,719	1,528,480	2,829,529
Purchases of investment securities	(1,338,274)	(1,317,630)	(3,015,922)
Proceeds from sales of loans	471,362	108,588	245,635
Net loan and lease originations, excluding sales	(2,358,653)	(1,746,814)	(338,022)
Purchases of operating lease assets	(226,378)	(76,940)	(29,008)
Proceeds from sale of operating lease assets	25,091	27,591	128,666
Purchases of premises and equipment	(59,945)	(109,450)	(47,207)
Proceeds from sales of other real estate	54,520	35,883	14,392
Other, net	19,172	8,471	6,856

Net cash (used for) provided by investing activities	(2,699,708)	(1,405,370)	411,296

Financing activities
Increase (decrease) in deposits	195,142	(165,625)	936,766
(Decrease) increase in short-term borrowings	(1,316,155)	1,464,542	(292,211)
Proceeds from issuance of subordinated notes	—	250,010	250,000
Maturity/redemption of subordinated notes	(76,659)	(46,660)	(4,080)
Proceeds from Federal Home Loan Bank advances	1,865,294	2,853,120	2,517,210
Maturity/redemption of Federal Home Loan Bank advances	(2,360,368)	(1,492,899)	(2,771,417)
Proceeds from issuance of long-term debt	887,111	—	935,000
Maturity of long-term debt	(540,266)	(353,079)	(1,158,942)
Net proceeds from issuance of preferred stock	1,947,625	—	—
Dividends paid on preferred stock	(23,242)	—	—
Dividends paid on common stock	(279,608)	(289,758)	(231,117)
Repurchases of common stock	—	—	(378,835)
Other, net	(1,073)	16,997	41,842

Net cash provided by (used for) financing activities	297,801	2,236,648	(155,784)

(Decrease) increase in cash and cash equivalents	(1,164,578)	488,499	479,971
Cash and cash equivalents at beginning of year	2,009,246	1,520,747	1,040,776

Cash and cash equivalents at end of year	$844,668	$2,009,246	$1,520,747

Supplemental disclosures:
Income taxes paid	$69,625	$104,645	$410,298
Interest paid	1,282,877	1,434,007	1,024,635
Non-cash activities
Common stock dividends accrued, paid in subsequent year	39,675	76,762	37,166
Preferred stock dividends accrued, paid in subsequent year	21,218	—	—
Common stock and stock options issued for purchase acquisitions	—	3,136,537	575,756
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
1. SIGNIFICANT ACCOUNTING POLICIES
–	Nature of Operations — Huntington Bancshares Incorporated (Huntington or The Company) is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, including its bank subsidiary, The Huntington National Bank (the Bank), Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, customized insurance service programs, and other financial products and services. Huntington’s banking offices are located in Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. Selected financial service activities are also conducted in other states including: Auto Finance and Dealer Services offices in Arizona, Florida, Nevada, New Jersey, New York, Tennessee, and Texas; Private Financial and Capital Markets Group offices in Florida; and Mortgage Banking offices in Maryland and New Jersey. Huntington Insurance offers retail and commercial insurance agency services in Ohio, Pennsylvania, Michigan, Indiana, and West Virginia. International banking services are available through the headquarters office in Columbus and a limited purpose office located in both the Cayman Islands and Hong Kong.
–	Basis of Presentation — The consolidated financial statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and balances have been eliminated in consolidation. Companies in which Huntington holds more than a 50% voting equity interest or are a variable interest entity (VIE) in which Huntington absorbs the majority of expected losses are consolidated. Huntington evaluates VIEs in which it holds a beneficial interest for consolidation. VIEs, as defined by the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (Revised 2003), Consolidation of Variable Interest Entities (FIN 46R), are legal entities with insubstantial equity, whose equity investors lack the ability to make decisions about the entity’s activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur. VIEs in which Huntington does not absorb the majority of expected losses are not consolidated. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes a minority interest liability (included in accrued expenses and other liabilities) for the equity held by others and minority interest expense (included in other long-term debt) for the portion of the entity’s earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence. Those investments in non-marketable securities for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method and are periodically evaluated for impairment. Investments in private investment partnerships are carried at fair value. Investments in private investment partnerships and investments that are accounted for under the equity method or the cost method are included in accrued income and other assets and Huntington’s proportional interest in the investments’ earnings are included in other non-interest income.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that significantly affect amounts reported in the financial statements. Huntington uses significant estimates and employs the judgments of management in determining the amount of its allowance for credit losses and income tax accruals and deferrals, in its fair value measurements of investment securities, derivatives, mortgage loans held for sale, mortgage servicing rights and in the evaluation of impairment of loans, goodwill, investment securities, and fixed assets. As with any estimate, actual results could differ from those estimates. Significant estimates are further discussed in the critical accounting policies included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Certain prior period amounts have been reclassified to conform to the current year’s presentation.
–	Securities — Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other non-interest income, except for gains and losses on trading account securities used to hedge the fair value of mortgage servicing rights, which are included in mortgage banking income. All other securities are classified as investment securities. Investment securities include securities designated as available for sale and non-marketable equity securities. Unrealized gains or losses on investment securities designated as available for sale are reported as a separate component of accumulated other comprehensive loss in the consolidated statement of changes in shareholders’ equity. Declines in the value of debt and marketable equity securities that are considered other-than-temporary are recorded in non-interest income as securities losses.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The amortized cost of sold securities is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Non-marketable equity securities include holdings of Visa, Inc. Class B common stock and stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in investment securities.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, Management evaluates, among other factors, the expected cash flows of the security, the duration and extent to which the fair value of an investment is less than its cost, the historical and implicit volatility of the security and intent and ability to hold the investment until recovery, which may be maturity. Investments with an indicator of impairment are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. Once an other-than-temporary impairment is recorded, when future cash flows can be reasonable estimated, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.
–	Loans And Leases — Loans and direct financing leases for which Huntington has the intent and ability to hold for the foreseeable future (at least 12 months), or until maturity or payoff, are classified in the balance sheet as loans and leases. Loans and leases are carried at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Interest income is accrued as earned using the interest method based on unpaid principal balances. Huntington defers the fees it receives from the origination of loans and leases, as well as the direct costs of those activities. Huntington also acquires loans at a premium and at a discount to their contractual values. Huntington amortizes loan discounts, loan premiums and net loan origination fees and costs on a level-yield basis over the estimated lives of the related loans. Management evaluates direct financing leases individually for impairment.

Loans that Huntington has the intent to sell or securitize are classified as held for sale. Loans held for sale (excluding loans originated or acquired with the intent to sale) are carried at the lower of cost or fair value. The fair value option was elected for this financial instrument to facilitate hedging of the loans. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Subsequent declines in fair value are recognized either as a charge-off or as non-interest income, depending on the length of time the loan has been recorded as held for sale. When a decision is made to sell a loan that was not originated or initially acquired with the intent to sell, the loan is reclassified into held for sale. Such reclassifications may occur, and have occurred in the past several years, due to a change in strategy in managing the balance sheet.

Automobile loans and leases include loans secured by automobiles and leases of automobiles that qualify for the direct financing method of accounting. Substantially all of the direct financing leases that qualify for that accounting method do so because, at the time of origination, the present value of the lease payments and the guaranteed residual value were at least 90% of the cost of the vehicle. Huntington records the residual values of its leases based on estimated future market values of the automobiles as published in the Automotive Lease Guide (ALG), an authoritative industry source. Prior to October 9, 2007, Huntington purchased residual value insurance which provided for the recovery of the vehicle residual value specified by the ALG at the inception of the lease. As a result, the risk associated with market driven declines in used car values was mitigated. In December 2008, Huntington reached a settlement with its residual value insurance carrier releasing such carrier from all obligations under its residual value insurance policies with Huntington in return for a lump sum one time payment.

Automobile leases originated after October 9, 2007 were not covered by a third party residual value insurance policy at the time of origination. The absence of insurance on these automobile leases required them to be recorded as operating leases (see operating lease assets below).

Residual values on leased automobiles and equipment are evaluated quarterly for impairment. Impairment of the residual values of direct financing leases is recognized by writing the leases down to fair value with a charge to other non-interest expense. Residual value losses arise if the expected fair value at the end of the lease term is less than the residual value recorded at original lease, net of estimated amounts reimbursable by the lessee. Future declines in the expected residual value of the leased equipment would result in expected losses of the leased equipment.

For leased equipment, the residual component of a direct financing lease represents the estimated fair value of the leased equipment at the end of the lease term. Huntington uses industry data, historical experience, and independent appraisals to establish these residual value estimates. Additional information regarding product life cycle, product upgrades, as well as insight into competing products are obtained through relationships with industry contacts and are factored into residual value estimates where applicable.

Commercial and industrial loans and commercial real estate loans are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower’s creditworthiness is in doubt. A loan may remain in accruing status when it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection.

Commercial loans are evaluated periodically for impairment in accordance with the provisions of Statement No. 114, Accounting by Creditors for Impairment of a Loan (Statement 114), as amended. Statement 114 requires an allowance to be established as a component of the allowance for loan and lease losses when, based upon current information and events, it is probable that all amounts due according to the contractual terms of the loan or lease will not be collected. The amount of the impairment is

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
measured using the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate, or, as a practical expedient, the observable market price of the loan or lease, or, the fair value of the collateral if the loan or lease is collateral dependent. When the present value of expected future cash flows is used, the effective interest rate is the contractual interest rate of the loan adjusted for any premium or discount. When the contractual interest rate is variable, the effective interest rate of the loan changes over time. Interest income is recognized on impaired loans using a cost recovery method unless the receipt of principal and interest as they become contractually due is not in doubt, such as in a troubled debt restructuring (TDR). TDRs of impaired loans that continue to perform under the restructured terms continue to accrue interest.
Consumer loans and leases, excluding residential mortgage and home equity loans, are subject to mandatory charge-off at a specified delinquency date and are not classified as non-performing prior to being charged off. These loans and leases are generally charged off in full no later than when the loan or lease becomes 120 days past due. Residential mortgage loans are placed on non-accrual status when principal payments are 180 days past due or interest payments are 210 days past due. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. The fair value of the collateral is then recorded as real estate owned and is reflected in other assets in the consolidated balance sheet. (See Note 5 for further information.) A home equity charge-off occurs when it is determined that there is not sufficient equity in the loan to cover Huntington’s position. A write down in value occurs as determined by Huntington’s internal processes, with subsequent losses incurred upon final disposition. In the event the first mortgage is purchased to protect Huntington’s interests, the charge-off process is the same as residential mortgage loans described above.
For non-performing loans and leases, cash receipts are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make required interest and principal payments resumes and collectibility is no longer in doubt, the loan or lease is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged-off as a credit loss.
–	Sold Loans And Leases — Loans or direct financing leases that are sold are accounted for in accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (Statement No. 140). For loan or lease sales with servicing retained, an asset is also recorded for the right to service the loans sold, based on the fair value of the servicing rights.

Gains and losses on the loans and leases sold and servicing rights associated with loan and lease sales are determined when the related loans or leases are sold to the trust or third party. Fair values of the servicing rights are based on the present value of expected future cash flows from servicing the underlying loans, net of adequate compensation to service the loans. The present value of expected future cash flows is determined using assumptions for market interest rates, ancillary fees, and prepayment rates. Management also uses these assumptions to assess automobile loan servicing rights for impairment periodically. The servicing rights are recorded in accrued income and other assets in the consolidated balance sheets. Servicing revenues on mortgage and automobile loans are included in mortgage banking income and other non-interest income, respectively.

–	Allowance For Credit Losses — The allowance for credit losses (ACL) reflects Management’s judgment as to the level of the ACL considered appropriate to absorb probable inherent credit losses. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The determination of the allowance requires significant estimates, including the timing and amounts of expected future cash flows on impaired loans and leases, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans and leases, all of which may be susceptible to change. The allowance is increased through a provision for credit losses that is charged to earnings, based on Management’s quarterly evaluation of the factors previously mentioned, and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The ACL consists of two components, the transaction reserve, which includes specific reserves in accordance with Statement No. 114, and the economic reserve. Loan and lease losses related to the transaction reserve are recognized and measured pursuant to Statement No. 5, Accounting for Contingencies, and Statement No. 114, while losses related to the economic reserve are recognized and measured pursuant to Statement No. 5. The two components are more fully described below.

The transaction reserve component of the ACL includes both (a) an estimate of loss based on pools of commercial and consumer loans and leases with similar characteristics and (b) an estimate of loss based on an impairment review of each loan greater than $1 million for business-banking loans, and $500,000 for all other loans that is considered to be impaired. For commercial loans, the estimate of loss based on pools of loans and leases with similar characteristics is made through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis. The reserve factors applied to these portfolios were developed based on internal credit migration models that track historical movements of

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
loans between loan ratings over time and a combination of long-term average loss experience of our own portfolio and external industry data. In the case of more homogeneous portfolios, such as consumer loans and leases, the determination of the transaction reserve is based on reserve factors that include the use of forecasting models to measure inherent loss in these portfolios. Models and analyses are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in loss mitigation or credit origination strategies. Adjustments to the reserve factors are made as needed based on observed results of the portfolio analytics.
The economic reserve incorporates our determination of the impact of risks associated with the general economic environment on the portfolio. The economic reserve is designed to address economic uncertainties and is determined based on economic indices as well as a variety of other economic factors that are correlated to the historical performance of the loan portfolio. Currently, two national and two regionally focused indices are utilized. The two national indices are: (1) Real Consumer Spending, and (2) Consumer Confidence. The two regionally focused indices are: (1) the Institute for Supply Management Manufacturing Index, and (2) Non-agriculture Job Creation.
–	Other Real Estate Owned — Other real estate owned (OREO) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO also includes government insured loans in the process of foreclosure. OREO obtained in satisfaction of a loan is recorded at the estimated fair value less anticipated selling costs based upon the property’s appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Changes in value subsequent to transfer are recorded in non-interest expense. Gains or losses not previously recognized resulting from the sale of OREO are recognized in non-interest expense on the date of sale.
–	Resell And Repurchase Agreements — Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington in accordance with the agreement.
–	Goodwill And Other Intangible Assets — Under the purchase method of accounting, the net assets of entities acquired by Huntington are recorded at their estimated fair value at the date of acquisition. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. Other intangible assets are amortized either on an accelerated or straight-line basis over their estimated useful lives. Goodwill is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
–	Mortgage Banking Activities — Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. Servicing rights are initially recorded at fair value. All mortgage loan servicing rights (MSRs) are subsequently carried at fair value, and are included in other assets.

To determine the fair value of MSRs, Huntington uses a option adjusted spread cash flow analysis incorporating market implied forward interest rates to estimate the future direction of mortgage and market interest rates. The forward rates utilized are derived from the current yield curve for U.S. dollar interest rate swaps and are consistent with pricing of capital markets instruments. The current and projected mortgage interest rate influences the prepayment rate; and therefore, the timing and magnitude of the cash flows associated with the MSR. Expected mortgage loan prepayment assumptions are derived from a third party model. Management believes these prepayment assumptions are consistent with assumptions used by other market participants valuing similar MSRs.

Huntington hedges the value of MSRs using derivative instruments and trading account securities. Changes in fair value of these derivatives and trading account securities are reported as a component of mortgage banking income.
–	Premises And Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years, while equipment is depreciated over a range of three to seven years. Leasehold improvements are amortized over the lesser of the asset’s useful life or the term of the related leases, including any renewal periods for which renewal is reasonably assured. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
life. Premises and Equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
–	Bank Owned Life Insurance — Huntington’s bank owned life insurance policies are carried at their cash surrender value. Huntington recognizes tax-exempt income from the periodic increases in the cash surrender value of these policies and from death benefits. A portion of cash surrender value is supported by holdings in separate accounts. Huntington has also purchased insurance for these policies to provide protection of the value of the holdings within these separate accounts. The cash surrender value of the policies exceeds the value of the underlying holdings in the separate accounts covered by these insurance policies by approximately $27 million at December 31, 2008.
–	Derivative Financial Instruments — A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements.

Derivative financial instruments are accounted for in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), as amended. This Statement requires derivative instruments to be recorded in the consolidated balance sheet as either an asset or a liability (in other assets or other liabilities, respectively) and measured at fair value, with changes to fair value recorded through earnings unless specific criteria are met to account for the derivative using hedge accounting.

Huntington also uses derivatives, principally loan sale commitments, in hedging its mortgage loan interest rate lock commitments and its mortgage loans held for sale. Mortgage loan sale commitments and the related interest rate lock commitments are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage loan servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income.

For those derivatives to which hedge accounting is applied, Huntington formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and, unless the hedge meets all of the criteria to assume there is no ineffectiveness, the method that will be used to assess the effectiveness of the hedging instrument and how ineffectiveness will be measured. The methods utilized to assess retrospective hedge effectiveness, as well as the frequency of testing, vary based on the type of item being hedged and the designated hedge period. For specifically designated fair value hedges of certain fixed-rate debt, Huntington utilizes the short-cut method when all the criteria of paragraph 68 of Statement No. 133 are met. For other fair value hedges of fixed-rate debt, including certificates of deposit, Huntington utilizes the cumulative dollar offset or the regression method to evaluate hedge effectiveness on a quarterly basis. For fair value hedges of portfolio loans, the regression method is used to evaluate effectiveness on a daily basis. For cash flow hedges, the cumulative dollar offset method is applied on a quarterly basis. For hedging relationships that are designated as fair value hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings and offset against changes in the fair value of the hedged item. For cash flow hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded as other comprehensive income and subsequently recognized in earnings at the same time that the hedged item is recognized in earnings. Any portion of a hedge that is ineffective is recognized immediately as other non-interest income. When a cash flow hedge is discontinued because the originally forecasted transaction is not probable of occurring, any net gain or loss in accumulated other comprehensive income is recognized immediately as other non-interest income.

Like other financial instruments, derivatives contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are mitigated through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. In accordance with FASB Staff Position (FSP) FIN 39-1, Huntington considers the value of collateral held and collateral provided in determining the net carrying value of it derivatives.
–	Advertising Costs — Advertising costs are expensed as incurred and recorded as a marketing expense, a component of non-interest expense.
–	Income Taxes — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. To the extent that Huntington does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. In determining the requirements for a valuation allowance, sources of possible taxable income are evaluated including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in appropriate carryback years, and tax-planning strategies. Huntington applies a more likely than not recognition threshold for all tax uncertainties in accordance in FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). Huntington reviews its tax positions quarterly.
–	Treasury Stock — Acquisitions of treasury stock are recorded at cost. The reissuance of shares in treasury is recorded at weighted-average cost.
–	Share-Based Compensation — Huntington uses the fair value recognition provisions of FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement No. 123R), relating to its share-based compensation plans. Under these provisions, compensation expense is recognized based on the fair value of unvested stock options and awards over the requisite service period.
–	Segment Results — Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington’s management reporting system, as appropriate.
–	Statement Of Cash Flows — Cash and cash equivalents are defined as “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”
–	Fair Value Measurements — The Company records certain of its assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
2. NEW ACCOUNTING STANDARDS
Standards Adopted In 2008:
–	FASB Statement No. 157, Fair Value Measurements (Statement No. 157) — In September 2006, the FASB issued Statement No. 157. This Statement establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 157 effective January 1, 2008. The financial impact of this pronouncement was not material to Huntington’s consolidated financial statements (see Consolidated Statements of Changes in Shareholders’ Equity and Note 19).

In February 2008, the FASB issued two Staff Positions (FSPs) on Statement No. 157: FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13,” and FSP 157-2, “Effective Date of FASB Statement No. 157.” FSP 157-1 excludes fair value measurements related to leases from the disclosure requirements of Statement No. 157. FSP 157-2 delays the effective date of Statement No. 157 for all non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. Huntington is applying the deferral guidance in FSP 157-2, and accordingly, has not applied the non-recurring disclosure to non-financial assets or non-financial liabilities valued at fair value on a non-recurring basis.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This FSP addresses application issues related to Statement No. 157, Fair Value Measurements, in determining the fair value of a financial asset when the market for that financial asset is not active. The fair value of these securities has been calculated using a discounted cash flow model and market liquidity premiums as permitted by the FSP (see Note 19).
–	FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (Statement No. 159) — In February 2007, the FASB issued Statement No. 159. This Statement permits entities to choose to measure certain financial assets and financial liabilities at fair value. This Statement is effective for fiscal years beginning after November 15, 2007. Huntington adopted Statement No. 159, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements (see Consolidated Statements of Changes in Shareholders’ Equity and Note 19).
–	FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP 39-1) — In April 2007, the FASB issued FSP 39-1, Amendment of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts. FSP 39-1 permits entities to offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting agreement. FSP 39-1 clarifies that the fair value amounts recognized for the right to reclaim cash collateral, or the obligation to return cash collateral, arising from the same master netting arrangement, should also be offset against the fair value of the related derivative instruments. The Company has historically presented all of its derivative positions and related collateral on a gross basis.

Effective January 1, 2008, the Company adopted a net presentation for derivative positions and related collateral entered into under master netting agreements pursuant to the guidance in FIN 39 and FSP 39-1. The adoption of this guidance resulted in balance sheet reclassifications of certain cash collateral-based short-term investments against the related derivative liabilities and certain deposit liability balances against the related fair values of derivative assets. The effects of these reclassifications will fluctuate based on the fair values of the derivative contracts but overall are not expected to have a material impact on either total assets or total liabilities. The adoption of this presentation change did not have an impact on stockholders’ equity, results of operations, or liquidity.
–	Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109) — In November 2007, the SEC issued SAB 109. SAB 109 provides the staff’s views on the accounting for written loan commitments recorded at fair value. To make the staff ‘s views consistent with Statement No. 156, Accounting for Servicing of Financial Assets, and Statement No. 159, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments, and requires that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable to written loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Huntington adopted SAB 109, effective January 1, 2008. The impact of this new pronouncement was not material to Huntington’s consolidated financial statements.
–	FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (Statement No. 161) — The FASB issued Statement No. 161 in March 2008. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Huntington early adopted the provisions of Statement No. 161 in the fourth quarter of 2008. The impact of adoption was not material to Huntington’s consolidated financial statements.
–	FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (Statement No. 162) — Statement No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement became effective on November 15, 2008. The impact of adoption was not material to Huntington’s consolidated financial statements.
–	FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities — In December 2008, the FASB issued this FSP to amend the disclosure guidance in Statement No. 140 and Interpretation No. 46 (revised December 2003). The FSP requires public entities to provide additional disclosures about transfers of financial assets and their involvement with variable interest entities. The FSP is effective for Huntington at December 31, 2008. Additional disclosures have been provided in Notes 12 and 13.

–	FSP Eitf 99-20-1, Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20 — In January 2009, the FASB issued FSP EITF 99-20-1 to amend the impairment guidance in EITF Issue No. 99-20

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
in order to achieve more consistent determination of whether an other-than-temporary impairment (OTTI) has occurred. Prior to this FSP, the impairment model in EITF 99-20 was different from FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. This FSP amended EITF 99-20 to more closely align the OTTI guidance therein to the guidance in Statement No. 115. Retrospective application to a prior interim or annual period is prohibited. The guidance in this FSP was considered in the assessment of OTTI for various securities at December 31, 2008. See Note 4.
STANDARDS NOT YET FULLY ADOPTED AS OF DECEMBER 31, 2008:
–	FASB Statement No. 141 (Revised 2007), Business Combinations (Statement No. 141R) — Statement No. 141R was issued in December 2007. The revised statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. Statement No. 141R requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. Early application is prohibited.
–	FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (Statement No. 160) — Statement No. 160 was issued in December 2007. The Statement requires that noncontrolling interests in subsidiaries be initially measured at fair value and classified as a separate component of equity. The Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this new Statement will not have a material impact on Huntington’s consolidated financial statements.
–	FASB Statement No. 163, Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60 (Statement No. 163) — Statement No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. This Statement requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of this Statement will not have a material impact on the Company’s consolidated financial statements.
3. ACQUISITIONS
On July 1, 2007, Huntington completed its merger with Sky Financial Group, Inc. (Sky Financial) in a stock and cash transaction valued at $3.5 billion. Sky Financial operated over 330 banking offices and over 400 ATMs and served communities in Ohio, Pennsylvania, Indiana, Michigan, and West Virginia.
Under the terms of the merger agreement, Sky Financial shareholders received 1.098 shares of Huntington common stock, on a tax-free basis, and a taxable cash payment of $3.023 for each share of Sky Financial common stock. The aggregate purchase price was $3.5 billion, including $0.4 billion of cash and $3.1 billion of common stock and options to purchase common stock. The value of the 129.6 million shares issued in connection with the merger was determined based on the average market price of Huntington’s common stock over a 2-day period immediately before and after the terms of the merger were agreed to and announced. The assets and liabilities of the acquired entity were recorded on the Company’s balance sheet at their fair values as of July 1, 2007, the acquisition date.
On March 1, 2006, Huntington completed its merger with Canton, Ohio-based Unizan Financial Corp. (Unizan). Unizan operated 42 banking offices in five communities in Ohio: Canton, Columbus, Dayton, Newark, and Zanesville. Under the terms of the merger agreement announced January 27, 2004, and amended November 11, 2004, Unizan shareholders of record as of the close of trading on February 28, 2006, received 1.1424 shares of Huntington common stock for each share of Unizan. The total purchase price for Unizan has been allocated to the tangible and intangible assets and liabilities based on their respective fair values as of the acquisition date.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
4. INVESTMENT SECURITIES
Investment securities at December 31 were as follows:

		Unrealized
(in thousands)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2008
U.S. Treasury	$11,141	$16	$—	$11,157
Federal Agencies
Mortgage-backed securities	1,625,656	18,822	(16,897)	1,627,581
Other agencies	587,500	16,748	(8)	604,240

Total Federal agencies	2,213,156	35,570	(16,905)	2,231,821
Asset-backed securities	652,881	—	(188,854)	464,027
Municipal securities	710,148	13,897	(13,699)	710,346
Private label collaterized mortgage obligations	674,506	—	(150,991)	523,515
Other securities	443,991	114	(514)	443,591

Total investment securities	$4,705,823	$49,597	$(370,963)	$4,384,457

		Unrealized
(in thousands)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2007
U.S. Treasury	$549	$7	$—	$556
Federal Agencies
Mortgage-backed securities	1,559,388	13,743	(1,139)	1,571,992
Other agencies	170,195	2,031	(2)	172,224

Total Federal agencies	1,729,583	15,774	(1,141)	1,744,216
Asset-backed securities	869,654	2,915	(38,080)	834,489
Municipal securities	691,384	8,507	(2,565)	697,326
Private label collaterized mortgage obligations	784,339	4,109	(5,401)	783,047
Other securities	440,152	432	(47)	440,537

Total investment securities	$4,515,661	$31,744	$(47,234)	$4,500,171

Other securities include $240.6 million of stock issued by the Federal Home Loan Bank of Cincinnati, $45.7 million of stock issued by the Federal Home Loan Bank of Indianapolis, and $141.7 million of Federal Reserve Bank stock. Other securities also include corporate debt and marketable equity securities. Huntington did not have any material equity positions in Fannie Mae and Freddie Mac.
Contractual maturities of investment securities as of December 31 were:

	2008			2007
(in thousands)	Amortized Cost	Fair Value		Amortized Cost	Fair Value

Under 1 year	$11,690	$11,709		$104,477	$104,520
1-5 years	637,982	656,659		87,584	89,720
6-10 years	225,186	231,226		186,577	188,273
Over 10 years	3,394,931	3,049,334		3,714,072	3,694,722
Non-marketable equity securities	427,973	427,973	(1)	414,583	414,583	(1)
Marketable equity securities	8,061	7,556		8,368	8,353

Total investment securities	$4,705,823	$4,384,457		$4,515,661	$4,500,171

(1)	Non-marketable equity securities are valued at amortized cost.
At December 31, 2008, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and security repurchase agreements totaled $3.4 billion. There were no securities of a single issuer, which are not governmental or government-sponsored, that exceeded 10% of shareholders’ equity at December 31, 2008.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The following tables provide detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities have been in a continuous loss position, at December 31, 2008 and December 31, 2007.

	Less than 12 Months		Over 12 Months		Total
2008		Unrealized		Unrealized		Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$—	$—	$—	$—	$—	$—
Federal agencies
Mortgage-backed securities	417,988	(16,897)	—	—	417,988	(16,897)
Other agencies	—	—	2,028	(8)	2,028	(8)

Total Federal agencies	417,988	(16,897)	2,028	(8)	420,016	(16,905)
Asset-backed securities	61,304	(24,220)	164,074	(164,634)	225,378	(188,854)
Municipal securities	276,990	(6,951)	40,913	(6,748)	317,903	(13,699)
Private label CMO	449,494	(130,914)	57,024	(20,077)	506,518	(150,991)
Other securities	1,132	(323)	1,149	(191)	2,281	(514)

Total temporarily impaired securities	$1,206,908	$(179,305)	$265,188	$(191,658)	$1,472,096	$(370,963)

	Less than 12 Months		Over 12 Months		Total
2007		Unrealized		Unrealized		Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$—	$—	$—	$—	$—	$—
Federal agencies
Mortgage-backed securities	128,629	(1,139)	—	—	128,629	(1,139)
Other agencies	497	(2)	—	—	497	(2)

Total Federal agencies	129,126	(1,141)	—	—	129,126	(1,141)
Asset-backed securities	653,603	(33,422)	71,790	(4,658)	725,393	(38,080)
Municipal securities	163,721	(1,432)	106,305	(1,133)	270,026	(2,565)
Private label CMO	273,137	(5,401)	—	—	273,137	(5,401)
Other securities	6,627	(47)	—	—	6,627	(47)

Total temporarily impaired securities	$1,226,214	$(41,443)	$178,095	$(5,791)	$1,404,309	$(47,234)

The following table is a summary of securities gains and losses realized for the three years ended December 31, 2008, 2007 and 2006:

(in thousands)	2008	2007	2006

Gross gains on sales of securities	$9,364	$15,216	$8,413
Losses on sales of securities	(10)	(1,680)	(55,150)
Other-than-temporary impairment recorded	(206,724)	(43,274)	(26,454)

Total securities gains (losses)	$(197,370)	$(29,738)	$(73,191)

As of December 31, 2008, Management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses are primarily the result of wider liquidity spreads on asset-backed securities and, additionally, increased market volatility on non-agency mortgage and asset-backed securities that are backed by certain mortgage loans. The fair values of these assets have been impacted by various market conditions. In addition, the expected average lives of the asset-backed securities backed by trust preferred securities have been extended, due to changes in the expectations of when the underlying securities would be repaid. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has reviewed its asset-backed portfolio with independent third parties and does not believe there is any other-than-temporary impairment from these securities other than what has already been recorded. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at December 31, 2008.
5. LOANS AND LEASES
At December 31, 2008, $8.4 billion of commercial and industrial loans and home equity loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank, and $6.6 billion of qualifying real estate loans were pledged to secure advances from the Federal Home Loan Bank. Qualifying real estate loans are comprised of residential mortgage loans secured by first and second liens.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Huntington’s loan and lease portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial and industrial loans, and on automobiles. Net investments in lease financing receivables by category at December 31 were as follows:

	At December 31,

(in thousands)	2008	2007

Commercial and industrial
Lease payments receivable	$1,119,487	$977,183
Estimated residual value of leased assets	56,705	52,438

Gross investment in commercial lease financing receivables	1,176,192	1,029,621
Net deferred origination costs	3,946	4,469
Unearned income	(151,296)	(139,422)

Total net investment in commercial lease financing receivables	$1,028,842	$894,668

Consumer
Lease payments receivable	$246,919	$543,640
Estimated residual value of leased assets	362,512	740,621

Gross investment in consumer lease financing receivables	609,431	1,284,261
Net deferred origination fees	(840)	(1,368)
Unearned income	(45,174)	(103,388)

Total net investment in consumer lease financing receivables	$563,417	$1,179,505

The future lease rental payments due from customers on direct financing leases at December 31, 2008, totaled $1.4 billion and were as follows: $0.5 billion in 2009; $0.4 billion in 2010; $0.3 billion in 2011; $0.1 billion in 2012; and $0.1 billion in 2013 and thereafter.
Other than the credit risk concentrations described below, there were no other concentrations of credit risk greater than 10% of total loans in the loan and lease portfolio at December 31, 2008.
Franklin Credit Management Relationship
Franklin is a specialty consumer finance company primarily engaged in the servicing and resolution of performing, reperforming, and nonperforming residential mortgage loans. Franklin’s portfolio consists of loans secured by 1-4 family residential real estate that generally fall outside the underwriting standards of the Federal National Mortgage Association (FNMA or Fannie Mae) and the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac) and involve elevated credit risk as a result of the nature or absence of income documentation, limited credit histories, and higher levels of consumer debt, or past credit difficulties. Through the fourth quarter of 2007, Franklin purchased these loan portfolios at a discount to the unpaid principal balance and originated loans with interest rates and fees calculated to provide a rate of return adjusted to reflect the elevated credit risk inherent in these types of loans. Franklin originated nonprime loans through its wholly owned subsidiary, Tribeca Lending Corp., and has generally held for investment the loans acquired and a significant portion of the loans originated.
Loans to Franklin are funded by a bank group, of which we are the lead bank and largest participant. The loans participated to other banks have no recourse to Huntington. The term debt exposure is secured by approximately 30,000 individual first- and second-priority lien residential mortgages. In addition, pursuant to an exclusive lockbox arrangement, we receive substantially all payments made to Franklin on these individual mortgages.
The following table details Huntington’s loan relationship with Franklin as of December 31, 2008:
Commercial Loans To Franklin

			Bank Group	Participated	Previously	Huntington
(in thousands)	Franklin	Tribeca	Exposure	to others	charged off(1)	Total

Variable rate, term loan (Facility A)	$502,436	$355,451	$857,887	$(144,789)	$(62,873)	$650,225
Variable rate, subordinated term loan (Facility B)	314,013	96,226	410,239	(68,149)	(342,090)	—
Fixed rate, junior subordinated term loan (Facility C)	125,000	—	125,000	(8,224)	(116,776)	—
Line of credit facility	1,958	—	1,958	—	(1,958)	—
Other variable rate term loans	40,937	—	40,937	(20,468)	(20,469)	—

Subtotal	984,344	451,677	1,436,021	$(241,630)	$(544,166)	$650,225

Participated to others	(150,271)	(91,359)	(241,630)

Total principal owed to Huntington	834,073	360,318	1,194,391

Previously charged off(1)	(435,097)	(109,069)	(544,166)

Total book value of loans	$398,976	$251,249	$650,225

(1)	Includes $4.1 million of interest payments received and applied to the recorded balance.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Included in the allowance for loan and lease losses at December 31, 2008 was a specific reserve of $130.0 million associated with the loans to Franklin. The calculation of our specific ALLL for the Franklin portfolio is dependent, among other factors, on the assumptions provided in the table, as well as the current one-month London Inerbank Offering Rate (LIBOR) rate on the underlying loans to Franklin. As the one-month LIBOR rate increases, the specific ALLL for the Franklin portfolio could also increase. The discount rate used is based upon the effective interest rate of the loans prior to their restructuring in December 2007. As this effective interest rate was based upon LIBOR, the specific ALLL for the Franklin portfolio may also increase when LIBOR rates increase.
The Bank has met its commitment to reduce its exposure to Franklin to its legal lending limit.
Single Family Home Builders
At December 31, 2008, Huntington had $1.6 billion of loans to single family homebuilders, including loans made to both middle market and small business homebuilders. Such loans represented 4% of total loans and leases. Of this portfolio, 69% were to finance projects currently under construction, 15% to finance land under development, and 16% to finance land held for development.
The housing market across Huntington’s geographic footprint remained stressed, reflecting relatively lower sales activity, declining prices, and excess inventories of houses to be sold, particularly impacting borrowers in our eastern Michigan and northern Ohio regions. Further, a portion of the loans extended to borrowers located within Huntington’s geographic regions was to finance projects outside of our geographic regions. The Company anticipates the residential developer market will continue to be depressed, and anticipates continued pressure on the single family home builder segment in 2009. Huntington has taken the following steps to mitigate the risk arising from this exposure: (a) all loans greater than $50 thousand within this portfolio have been reviewed continuously over the past 18 months and continue to be monitored, (b) credit valuation adjustments have been made when appropriate based on the current condition of each relationship, and (c) reserves have been increased based on proactive risk identification and thorough borrower analysis.
Retail Properties
Huntington’s portfolio of commercial real estate loans secured by retail properties totaled $2.3 billion, or approximately 6% of total loans and leases, at December 31, 2008. Loans to this borrower segment increased from $1.8 billion at December 31, 2007. Credit approval in this loan segment is generally dependant on pre-leasing requirements, and net operating income from the project must cover interest expense when the loan is fully funded.
The weakness of the economic environment in the Company’s geographic regions significantly impacted the projects that secure the loans in this portfolio segment. Increased unemployment levels compared with recent years, and the expectation that these levels will continue to increase for the foreseeable future, are expected to adversely affect our borrowers’ ability to repay of these loans. Huntington is currently performing a detailed review of all loans in this portfolio segment. Collateral characteristics of individual loans including project type (strip center, big box store, etc.), geographic location by zip code, lease-up status, and tenant information (anchor and other) are being analyzed. Portfolio management models are being refined to provide information related to credit, concentration and other risks, which will allow for improved forward-looking identification and proactive management of risk in this portfolio segment.
Home Equity And Residential Mortgage Loans
There is a potential for loan products to contain contractual terms that give rise to a concentration of credit risk that may increase a lending institution’s exposure to risk of nonpayment or realization. Examples of these contractual terms include loans that permit negative amortization, a loan-to-value of greater than 100%, and option adjustable-rate mortgages. Huntington does not offer mortgage loan products that contain these terms. Home equity loans totaled $7.6 billion and $7.3 billion at December 31, 2008 and 2007, respectively, or 18% of total loans at the end of each respective period. At December 31, 2008, from a credit risk perspective, 84% of the home equity loans had a loan to value ratio at origination of less than 90%. The charge-off policy for home equity loans is described in Note 1.
As part of the Company’s loss mitigation process, Huntington increased its efforts in 2008 to re-undewrite, modify, or restructure loans when borrowers are experiencing payment difficulties, and these loan restructurings are based on the borrower’s ability to repay the loan.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Related Party Transactions
Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties for the year ended December 31 are summarized as follows:

(in thousands)	2008	2007

Balance, beginning of year	$96,393	$56,506
Loans made	121,417	125,229
Repayments	(127,023)	(98,366)
Changes due to status of executive officers and directors	—	13,024

Balance, end of year	$90,787	$96,393

6. MORTGAGE SERVICING RIGHTS
For the years ended December 31, 2008 and 2007, Huntington sold $2.8 billion and $1.9 billion of residential mortgage loans with servicing retained, resulting in net pre-tax gains of $27.8 million and $23.9 million, respectively recorded in other non-interest income.
A MSR is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. MSRs are accounted for under the fair value provisions of Statement No. 156. The same risk management practices are applied to all MSRs and, accordingly, MSRs were identified as a single asset class and were re-measured to fair value as of January 1, 2006, with an adjustment of $12.1 million, net of tax, to retained earnings.
At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. Subsequent to initial capitalization, MSR assets are carried at fair value and are included in accrued income and other assets. Any increase or decrease in fair value during the period is recorded as an increase or decrease in servicing income, which is reflected in mortgage banking income in the consolidated statements of income.
In the second quarter of 2008, Huntington refined its MSR valuation to incorporate market implied forward interest rates to estimate the future direction of mortgage and discount rates. The forward rates utilized are derived from the current yield curve for U.S. dollar interest rate swaps and are consistent with pricing of capital markets instruments. In prior periods, the MSR valuation model assumed that interest rates remained constant over the life of the servicing asset cash flows. The impact of this change was not material to the valuation of the MSR asset.
The following table is a summary of the changes in MSR fair value for the years ended December 31, 2008 and 2007:

(in thousands)	2008	2007

Fair value, beginning of period	$207,894	$131,104
New servicing assets created	38,846	32,058
Servicing assets acquired	—	81,450
Change in fair value during the period due to:
Time decay(1)	(7,842)	(6,226)
Payoffs(2)	(18,792)	(14,361)
Changes in valuation inputs or assumptions(3)	(52,668)	(16,131)

Fair value, end of year	$167,438	$207,894

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.
MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
A summary of key assumptions and the sensitivity of the MSR value at December 31, 2008 to changes in these assumptions follows:

		Decline in fair
		value due to
		10%	20%
		adverse	adverse
(in thousands)	Actual	change	change

Constant pre-payment rate	24.50%	$(9,362)	$(19,200)
Spread over forward interest rate swap rates	430bps	(2,759)	(5,519)
Caution should be used when reading these sensitivities as a change in an individual assumption and its impact on fair value is shown independent of changes in other assumptions. Economic factors are dynamic and may counteract or magnify sensitivities.
Total servicing fees included in mortgage banking income amounted to $45.6 million, $36.0 million, and $24.7 million in 2008, 2007, and 2006, respectively. The unpaid principal balance of residential mortgage loans serviced for third parties was $15.8 billion, $15.1 billion, and $8.3 billion at December 31, 2008, 2007, and 2006, respectively.
7. ALLOWANCES FOR CREDIT LOSSES (ACL)
The Company maintains two reserves, both of which are available to absorb possible credit losses: an allowance for loan and lease losses (ALLL) and an allowance for unfunded loan commitments and letters of credit (AULC). When summed together, these reserves constitute the total allowances for credit losses (ACL). A summary of the transactions in the allowances for credit losses and details regarding impaired loans and leases follows for the three years ended December 31:

	Year Ended December 31,

(in thousands)	2008	2007	2006

Allowance for loan and leases losses, beginning of year (ALLL)	$578,442	$272,068	$268,347
Acquired allowance for loan and lease losses	—	188,128	23,785
Loan and lease losses	(806,329)	(517,943)	(119,692)
Recoveries of loans previously charged off	48,262	40,312	37,316

Net loan and lease losses	(758,067)	(477,631)	(82,376)

Provision for loan and lease losses	1,067,789	628,802	62,312
Economic reserve transfer	12,063	—	—
Allowance for loans transferred to held-for-sale	—	(32,925)	—

Allowance for loan and lease losses, end of year	$900,227	$578,442	$272,068

Allowance for unfunded loan commitments and letters of credit, beginning of year (AULC)	$66,528	$40,161	$36,957

Acquired AULC	—	11,541	325
(Reduction in) provision for unfunded loan commitments and letters of credit losses	(10,326)	14,826	2,879
Economic reserve transfer	(12,063)	—	—

Allowance for unfunded loan commitments and letters of credit, end of year	$44,139	$66,528	$40,161

Total allowances for credit losses (ACL)	$944,366	$644,970	$312,229

Recorded balance of impaired loans, at end of year(1):
With specific reserves assigned to the loan and lease balances(2)	$1,122,575	$1,318,518	$35,212
With no specific reserves assigned to the loan and lease balances	75,799	33,062	25,662

Total	$1,198,374	$1,351,580	$60,874

Average balance of impaired loans for the year(1)	$1,369,857	$424,797	$65,907
Allowance for loan and lease losses on impaired loans(1)	301,457	142,058	7,612

(1)	Includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $1 million for business-banking loans, and $500,000 for all other loans. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. The amount of interest recognized in 2008, 2007 and 2006 on impaired loans while they were considered impaired was $55.8 million, $0.9 million, and less than $0.1 million, respectively. The recovery of the investment in impaired loans with no specific reserves generally is expected from the sale of collateral, net of costs to sell that collateral.

(2)	As a result of the troubled debt restructuring, the loans to Franklin are included in impaired loans at the end of 2007 and in 2008.
As shown in the table above, in 2008, the economic reserve component of the AULC was reclassified to the economic reserve component of the ALLL, resulting in the entire economic reserve component of the ACL residing in the ALLL.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
8. GOODWILL AND OTHER INTANGIBLE ASSETS
Changes to the carrying amount of goodwill by line of business for the years ended December 31, 2008 and 2007, were as follows:

	Regional		Treasury/	Huntington
(in thousands)	Banking	PFCMIG	Other	Consolidated

Balance, January 1, 2007	$535,855	$35,021	$—	$570,876
Goodwill acquired during the period	2,370,804	56,946	61,845	2,489,595
Adjustments	(504)	(4,450)	3,816	(1,138)

Balance, December 31, 2007	2,906,155	87,517	65,661	3,059,333
Adjustments	(17,811)	65,661	(52,198)	(4,348)

Balance, December 31, 2008	$2,888,344	$153,178	$13,463	$3,054,985

The change in consolidated goodwill for the year ended December 31, 2008, primarily related to final purchase accounting adjustments of acquired bank branches, operating facilities, and other contingent obligations primarily from the Sky Financial acquisition made on July 1, 2007. Huntington transferred goodwill relating to the insurance business from Treasury/Other to PFCMIG and transferred other goodwill from Regional Banking to Treasury/Other in response to other organizational changes. Huntington does not expect a material amount of goodwill from mergers in 2007 to be deductible for tax purposes.
In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (Statement No. 142), goodwill is not amortized, but is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Due to the adverse changes in the business climate in which the Company operates, a goodwill impairment test was also performed as of June 30, 2008 and December 31, 2008 relating to the carrying value of goodwill of our reporting units, in accordance with Statement No. 142. Based on these analyses, the Company concluded that the fair value of its reporting units exceeds the fair value of its assets and liabilities and therefore goodwill was not considered impaired.
At December 31, 2008 and 2007, Huntington’s other intangible assets consisted of the following:

	Gross
	Carrying	Accumulated	Net
(in thousands)	Amount	Amortization	Carrying Value

December 31, 2008
Core deposit intangible	$373,300	$(111,163)	$262,137
Customer relationship	104,574	(16,776)	87,798
Other	29,327	(22,559)	6,768

Total other intangible assets	$507,201	$(150,498)	$356,703

December 31, 2007
Core deposit intangible	$373,300	$(46,057)	$327,243
Customer relationship	104,574	(7,055)	97,519
Other	23,655	(20,447)	3,208

Total other intangible assets	$501,529	$(73,559)	$427,970

The estimated amortization expense of other intangible assets for the next five years is as follows:

Amortization
(in thousands)	Expense

2009	$68,372
2010	60,455
2011	53,310
2012	46,066
2013	40,429

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
9. PREMISES AND EQUIPMENT
At December 31, premises and equipment were comprised of the following:

	At December 31,

(in thousands)	2008	2007

Land and land improvements	$119,042	$122,224
Buildings	352,294	355,560
Leasehold improvements	185,278	176,952
Equipment	557,653	565,303

Total premises and equipment	1,214,267	1,220,039
Less accumulated depreciation and amortization	(694,767)	(662,474)

Net premises and equipment	$519,500	$557,565

Depreciation and amortization charged to expense and rental income credited to net occupancy expense for the three years ended December 31, 2008, 2007 and 2006 were:

	Year Ended December 31,

(in thousands)	2008	2007	2006

Total depreciation and amortization of premises and equipment	$77,956	$64,052	$52,333
Rental income credited to occupancy expense	12,917	12,808	11,602
10. SHORT-TERM BORROWINGS
At December 31, short-term borrowings were comprised of the following:

	At December 31,

(in thousands)	2008	2007

Federal funds purchased	$50,643	$1,013,119
Securities sold under agreements to repurchase	1,238,484	1,693,307
Other borrowings	20,030	137,212

Total short-term borrowings	$1,309,157	$2,843,638

Other borrowings consist of borrowings from the U.S. Treasury and other notes payable.
11. FEDERAL HOME LOAN BANK ADVANCES
Huntington’s long-term advances from the Federal Home Loan Bank had weighted average interest rates of 1.23% and 5.11% at December 31, 2008 and 2007, respectively. These advances, which predominantly had variable interest rates, were collateralized by qualifying real estate loans. As of December 31, 2008 and 2007, Huntington’s maximum borrowing capacity was $4.6 billion and $4.8 billion, respectively. The advances outstanding at December 31, 2008 of $2.6 billion mature as follows: $0.2 billion in 2009; $0.1 billion in 2010; $1.2 billion in 2011; $1.1 billion in 2012; less than $0.1 billion in 2013 and thereafter.
12. OTHER LONG-TERM DEBT
At December 31, Huntington’s other long-term debt consisted of the following:

	At December 31,

(in thousands)	2008	2007

4.63% The Huntington National Bank medium-term notes due through 2018(1)	$505,177	$715,465
1.34% Securitization trust note payable due 2012(2)	4,005	155,666
4.08% Securitization trust notes payable due through 2013(3)	721,555	—
1.68% Securitization trust note payable due 2018(4)	1,050,895	1,015,947
7.88% Class C preferred securities of REIT subsidiary, no maturity	50,000	50,000

Total other long-term debt	$2,331,632	$1,937,078

(1)	Bank notes had fixed rates with a weighted-average interest rate of 4.63% at December 31, 2008.

(2)	Variable effective rate at December 31, 2008, based on one month LIBOR + 0.33.

(3)	Combination of fixed and variable rates with a weighted average interest rate of 4.08% at December 31, 2008. (4) Variable effective rate at December 31, 2008, based on one month LIBOR + 0.67.
Amounts above are net of unamortized discounts and adjustments related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to hedge the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments.
Other long-term debt maturities for the next five years are as follows: $0.3 billion in 2009; $0.5 billion in 2010; none in 2011; $0.3 billion in 2012; $0.1 billion in 2013 and $1.1 billion thereafter. These maturities are based upon the par values of long-term debt.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The terms of the other long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2008, Huntington was in compliance with all such covenants.
In the 2009 first quarter, the Bank issued $600 million of guaranteed debt through the Temporary Liquidity Guarantee Program (TLGP) with the FDIC. Huntington anticipates using the resultant proceeds to satisfy all maturing unsecured debt obligations in 2009.
Loan Securitizations
Consolidated loan securitizations at December 31, 2008, consist of auto loan and lease securitization trusts formed in 2008, 2006 and 2000. Huntington has determined that the trusts are not qualified special purpose entities and, therefore, are variable interest entities based upon equity guidelines established in FIN 46R. Huntington owns 100% of the trusts and is the primary beneficiary of the VIEs, therefore, the trusts are consolidated. The carrying amount and classification of the trusts’ assets and liabilities included in the consolidated balance sheet are as follows:

	December 31, 2008

(in thousands)	2008 Trust	2006 Trust	2000 Trust	Total

Assets
Cash	$31,758	$205,179	$24,850	$261,787
Loans and leases	824,218	1,230,791	100,149	2,155,158
Allowance for loan and lease losses	(8,319)	(12,368)	(1,011)	(21,698)

Net loans and leases	815,899	1,218,423	99,138	2,133,460
Accrued income and other assets	5,998	6,853	433	13,284

Total assets	$853,655	$1,430,455	$124,421	$2,408,531

Liabilities
Other long-term debt	$721,555	$1,050,895	$4,005	$1,776,455
Accrued interest and other liabilities	1,253	11,193	—	12,446

Total liabilities	$722,808	$1,062,088	$4,005	$1,788,901

The auto loans and leases are designated to repay the securitized note. Huntington services the loans and leases and uses the proceeds from principal and interest payments to pay the securitized notes during the amortization period. Huntington has not provided financial or other support that it was not previously contractually required.
13. SUBORDINATED NOTES
At December 31, Huntington’s subordinated notes consisted of the following:

	At December 31,

(in thousands)	2008	2007

Parent company:
6.11% subordinated notes due 2008	$—	$50,020
6.21% subordinated notes due 2013	48,391	48,070
4.12% junior subordinated debentures due 2027(1)	158,366	184,836
2.62% junior subordinated debentures due 2028(2)	71,093	93,093
8.54% junior subordinated debentures due 2029	23,347	23,389
4.20% junior subordinated debentures due 2030	65,910	66,848
7.71% junior subordinated debentures due 2033(3)	30,929	31,411
8.07% junior subordinated debentures due 2033(4)	6,186	6,224
2.43% junior subordinated debentures due 2036(5)	78,136	78,465
4.84% junior subordinated debentures due 2036(5)	78,137	78,466
6.69% junior subordinated debentures due 2067(6)	249,408	249,356
The Huntington National Bank:
8.18% subordinated notes due 2010	143,261	145,167
6.21% subordinated notes due 2012	64,816	64,773
5.00% subordinated notes due 2014	221,727	198,076
5.59% subordinated notes due 2016	284,048	253,365
6.67% subordinated notes due 2018	244,769	213,793
5.45% subordinated notes due 2019	181,573	148,924

Total subordinated notes	$1,950,097	$1,934,276

(1)	Variable effective rate at December 31, 2008, based on three month LIBOR + 0.70.

(2)	Variable effective rate at December 31, 2008, based on three month LIBOR + 0.625.

(3)	Variable effective rate at December 31, 2008, based on three month LIBOR + 3.25.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated

(4)	Variable effective rate at December 31, 2008, based on three month LIBOR + 2.95.

(5)	Variable effective rate at December 31, 2008, based on three month LIBOR + 1.40.

(6)	The junior subordinated debentures due 2067 are subordinate to all other junior subordinated debentures.
Amounts above are reported net of unamortized discounts and adjustments related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets to hedge the interest rate values of certain fixed-rate debt by converting the debt to a variable rate. See Note 20 for more information regarding such financial instruments. All principal is due upon maturity of the note as described in the table above.
In 2008 and 2007, $48.5 million and $31.4 million of the junior subordinated debentures due in 2027 and 2028 were repurchased resulting in gains of $21.4 million and $2.9 million, respectively, recorded in other non-interest expense.
Trust Preferred Securities
Under FIN 46R, certain wholly-owned trusts are not consolidated. The trusts have been formed for the sole purpose of issuing trust preferred securities, from which the proceeds are then invested in Huntington junior subordinated debentures, which are reflected in Huntington’s consolidated balance sheet as subordinated notes included in the table on the previous page under Parent Company. The trust securities are the obligations of the trusts and are not consolidated within Huntington’s balance sheet. A list of trust preferred securities outstanding at December 31, 2008 follows:

	Principal amount
	of subordinated	Investment in
	note/debenture	unconsolidated
(in thousands)	issued to trust(1)	subsidiary

Huntington Capital I	$158,366	$6,186
Huntington Capital II	71,093	3,093
Huntington Capital III	249,408	10
BankFirst Ohio Trust Preferred	23,347	619
Sky Financial Capital Trust I	65,910	1,856
Sky Financial Capital Trust II	30,929	929
Sky Financial Capital Trust III	78,136	2,320
Sky Financial Capital Trust IV	78,137	2,320
Prospect Trust I	6,186	186

Total	$761,512	$17,519

(1)	Represents the principal amount of debentures issued to each trust, including unamortized original issue discount.
Huntington’s investment in the unconsolidated trust represents the only risk of loss.
Each issue of the junior subordinated debentures has an interest rate equal to the corresponding trust securities distribution rate. Huntington has the right to defer payment of interest on the debentures at any time, or from time to time for a period not exceeding five years, provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the trust securities will also be deferred and Huntington’s ability to pay dividends on its common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to trust securities are guaranteed by Huntington to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all indebtedness of the company to the same extent as the junior subordinated debt. The guarantee does not place a limitation of the amount of additional indebtedness that may be incurred by Huntington.
14. SHAREHOLDERS’ EQUITY
Issuance Of Convertible Preferred Stock
In the second quarter of 2008, Huntington completed the public offering of 569,000 shares of 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock (Series A Preferred Stock) with a liquidation preference of $1,000 per share, resulting in an aggregate liquidation preference of $569 million.
Each share of the Series A Preferred Stock is non-voting and may be convertible at any time, at the option of the holder, into 83.6680 shares of common stock of Huntington, which represents an approximate initial conversion price of $11.95 per share of common stock (for a total of approximately 47.6 million shares at December 31, 2008). The conversion rate and conversion price will be subject to adjustments in certain circumstances. On or after April 15, 2013, at the option of Huntington, the Series A Preferred Stock will be subject to mandatory conversion into Huntington’s common stock at the prevailing conversion rate, if the closing price of Huntington’s common stock exceeds 130% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Troubled Asset Relief Program (TARP)
On November 14, 2008, Huntington received $1.4 billion of equity capital by issuing to the U.S. Department of Treasury 1.4 million shares of Huntington’s 5.00% Series B Non-voting Cumulative Preferred Stock, par value $0.01 per share with a liquidation preference of $1,000 per share and a ten-year warrant to purchase up to 23.6 million shares of Huntington’s common stock, par value $0.01 per share, at an exercise price of $8.90 per share. The proceeds received were allocated to the preferred stock and additional paid-in-capital based on their relative fair values. The resulting discount on the preferred stock is amortized against retained earnings and is reflected in Huntington’s consolidated statement of income as “Dividends on preferred shares,” resulting in additional dilution to Huntington’s earnings per share. The warrants would be immediately exercisable, in whole or in part, over a term of 10 years. The warrants were included in Huntington’s diluted average common shares outstanding (subject to anti-dilution). Both the preferred securities and warrants were accounted for as additions to Huntington’s regulatory Tier 1 and Total capital.
The Series B Preferred Stock is not mandatorily redeemable and will pay cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. Huntington cannot redeem the preferred securities during the first three years after issuance except with the proceeds from a “qualified equity offering.” Any redemption before three years or thereafter requires Federal Reserve approval. The Series B Preferred Stock will rank on equal priority with Huntington’s existing 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock.
A company that participates must adopt certain standards for executive compensation, including (a) prohibiting “golden parachute” payments as defined in the Emergency Economic Stabilization Act of 2008 (EESA) to senior Executive Officers; (b) requiring recovery of any compensation paid to senior Executive Officers based on criteria that is later proven to be materially inaccurate; (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution, and (d) accept restrictions on the payment of dividends and the repurchase of common stock.
Share Repurchase Program
On April 20, 2006, the Company announced that its board of directors authorized a new program for the repurchase of up to 15 million shares of common stock (the 2006 Repurchase Program). The 2006 Repurchase Program does not have an expiration date. The 2006 Repurchase Program cancelled and replaced the prior share repurchase program, authorized by the board of directors in 2005. The Company announced its expectation to repurchase the shares from time to time in the open market or through privately negotiated transactions depending on market conditions.
Huntington did not repurchase any shares under the 2006 Repurchase Program for the year ended December 31, 2008. At the end of the period, 3.9 million shares were available for repurchase; however, as a condition to participate in the TARP, Huntington may not repurchase any additional shares without prior approval from the Department of Treasury. On February 18, 2009, the board of directors terminated the 2006 Repurchase Program.
15. (LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share is the amount of (loss) earnings (adjusted for dividends declared on preferred stock) available to each share of common stock outstanding during the reporting period. Diluted (loss) earnings per share is the amount of (loss) earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, restricted stock units, distributions from deferred compensation plans, and the conversion of the Company’s convertible preferred stock and warrants (See Note 14). Potentially dilutive common shares are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. For diluted (loss) earnings per share, net (loss) income available to common shares can be affected by the conversion of the Company’s convertible preferred stock. Where the effect of this conversion

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
would be dilutive, net (loss) income available to common shareholders is adjusted by the associated preferred dividends. The calculation of basic and diluted (loss) earnings per share for each of the three years ended December 31 was as follows:

		Year Ended December 31,

(in thousands, except per share amounts)	2008	2007	2006

Basic (loss) earnings per common share

Net (loss) income	$(113,806)	$75,169	$461,221

Preferred stock dividends and amortization of discount	(46,400)	—	—

Net (loss) income available to common shareholders	$(160,206)	$75,169	$461,221

Average common shares issued and outstanding	366,155	300,908	236,699

Basic (loss) earnings per common share	$(0.44)	$0.25	$1.95

Diluted (loss) earnings per common share

Net (loss) income available to common shareholders	$(160,206)	$75,169	$461,221

Effect of assumed preferred stock conversion	—	—	—

Net (loss) income applicable to diluted earnings per share	$(160,206)	$75,169	$461,221

Average common shares issued and outstanding	366,155	300,908	236,699

Dilutive potential common shares:

Stock options and restricted stock units	—	1,887	2,917

Shares held in deferred compensation plans	—	660	304

Conversion of preferred stock	—	—	—

Dilutive potential common shares:	—	2,547	3,221

Total diluted average common shares issued and outstanding	366,155	303,455	239,920

Diluted (loss) earnings per common share	$(0.44)	$0.25	$1.92
Due to the loss attributable to common shareholders for the year ended December 31, 2008, no potentially dilutive shares are included in loss per share calculation as including such shares in the calculation would reduce the reported loss per share. Approximately 26.3 million, 14.9 million and 5.5 million options to purchase shares of common stock outstanding at the end of 2008, 2007, and 2006, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $19.45 per share, $23.20 per share, and $25.69 per share at the end of each respective period.
16. SHARE-BASED COMPENSATION
Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Compensation costs are included in personnel costs on the consolidated statements of income. Stock options are granted at the closing market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a term of ten years. All options granted after May 2004 have a term of seven years.
In 2006, Huntington also began granting restricted stock units. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period, subject to certain service restrictions. The fair value of the restricted stock unit awards is the closing market price of the Company’s common stock on the date of award.
Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the estimated volatility of Huntington’s stock over the expected term of the option. The expected dividend yield is based on the estimated dividend rate and stock price over the expected term of

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
the option. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in the three years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Assumptions
Risk-free interest rate	3.41%	4.74%	4.96%
Expected dividend yield	5.28	5.26	4.24
Expected volatility of Huntington’s common stock	34.8	21.1	22.2
Expected option term (years)	6.0	6.0	6.0
Weighted-average grant date fair value per share	$1.54	$2.80	$4.21
For the years ended December 31, 2008, 2007, and 2006, share-based compensation expense was $14.1 million, $21.8 million, and $18.6 million, respectively. The tax benefits recognized related to share-based compensation for the years ended December 31, 2008, 2007, and 2006, were $4.9 million, $7.6 million and $6.5 million, respectively.
Huntington’s stock option activity and related information for the year ended December 31, 2008, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
(in thousands, except per share amounts)	Options	Price	Life (Years)	Value

Outstanding at January 1, 2008	28,065	$20.55
Granted	1,876	7.23
Forfeited/expired	(3,652)	21.66

Outstanding at December 31, 2008	26,289	$19.45	3.8	$1,142

Exercisable at December 31, 2008	22,694	$20.32	3.5	$—

The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price. There were no exercises of stock options in 2008. The total intrinsic value of stock options exercised during 2007 and 2006 was $4.3 million and $11.8 million, respectively.
Cash received from the exercise of options for 2007 and 2006 was $17.4 million and $36.8 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $2.8 million for each respective year.
The following table summarizes the status of Huntington’s nonvested share awards for the year ended December 31, 2008:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value
(in thousands, except per share amounts)	Units	Per Share

Nonvested at January 1, 2008	1,086	$21.35
Granted	877	7.09
Vested	(54)	20.78
Forfeited	(86)	18.61

Nonvested at December 31, 2008	1,823	$14.64

The weighted-average grant date fair value of nonvested shares granted for the years ended December 31, 2008, 2007 and 2006, were $7.09, $20.67 and $23.37, respectively. The total fair value of awards vested during the years ended December 31, 2008, 2007 and 2006, was $0.4 million, $3.5 million, and $17.0 million, respectively. As of December 31, 2008, the total unrecognized compensation cost related to nonvested awards was $12.1 million with a weighted-average expense recognition period of 1.8 years.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The following table presents additional information regarding options outstanding as of December 31, 2008.

Options Outstanding			Exercisable Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
(in thousands, except per share amounts)	Shares	Life (Years)	Price	Shares	Price

Range of Exercise Prices
$6.97 to $10.00	1,833	6.6	$7.17	3	$9.91
$10.01 to $15.00	1,910	1.9	14.00	1,892	14.01
$15.01 to $20.00	7,887	3.1	17.65	7,832	17.65
$20.01 to $25.00	13,268	4.4	22.14	11,600	22.30
$25.01 to $28.35	1,391	0.4	27.68	1,367	27.66

Total	26,289	3.8	$19.45	22,694	$20.32

Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Of the 32.0 million awards to grant or purchase shares of common stock authorized for issuance under the plans at December 31, 2008, 28.1 million were outstanding and 3.9 million were available for future grants. Huntington issues shares to fulfill stock option exercises and restricted stock units from available authorized shares. At December 31, 2008, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises in 2009.
On January 14, 2009, Huntington announced that Stephen D. Steinour, has been elected Chairman, President and Chief Executive Officer. In connection with his employment agreement, Huntington awarded Mr. Steinour an inducement option to purchase 1,000,000 shares of Huntington’s common stock, with a per share exercise price equal to $4.95, the closing price of Huntington’s common stock on January 14, 2009. The option vests in equal increments on each of the first five anniversaries of the date of grant, and expires on the seventh anniversary. The options had a grant date fair value of $1.85.
17. INCOME TAXES
The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2005. Various state and other jurisdictions remain open to examination for tax years 2000 and forward.
Both the IRS and state tax officials have proposed adjustments to the Company’s previously filed tax returns. Management believes that the tax positions taken by the Company related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and intends to vigorously defend them. It is possible that the ultimate resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period it occurs. However, although no assurance can be given, we believe that the resolution of these examinations will not, individually or in the aggregate, have a material adverse impact on our consolidated financial position.
As of December 31, 2008, there were no significant unrecognized income tax benefits. Huntington does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.
The company recognizes interest and penalties on income tax assessments or income tax refunds, if any, in the financial statements as a component of its provision for income taxes. There were no significant amounts recognized for interest and penalties for the years ended December 31, 2008, 2007, and 2006 and no significant amounts accrued at December 31, 2008 and 2007.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The following is a summary of the provision for income taxes (benefit):

	Year Ended December 31,
(in thousands)	2008	2007	2006

Current tax (benefit) provision
Federal	$(30,164)	$135,196	$340,665
State	(102)	288	222

Total current tax (benefit) provision	(30,266)	135,484	340,887

Deferred tax (benefit) provision
Federal	(152,306)	(188,518)	(288,475)
State	370	508	428

Total deferred tax (benefit) provision	(151,936)	(188,010)	(288,047)

(Benefit) provision for income taxes	$(182,202)	$(52,526)	$52,840

Tax benefit associated with securities transactions included in the above amounts were $69.1 million in 2008, $10.4 million in 2007, and $25.6 million in 2006.
The following is a reconcilement of (benefit) provision for income taxes:

	Year Ended December 31,
(in thousands)	2008	2007	2006

(Benefit) provision for income taxes computed at the statutory rate	$(103,603)	$7,925	$179,921
Increases (decreases):
Tax-exempt interest income	(12,484)	(13,161)	(10,449)
Tax-exempt bank owned life insurance income	(19,172)	(17,449)	(15,321)
Asset securitization activities	(14,198)	(18,627)	(10,157)
Federal tax loss carryforward/carryback	(12,465)	—	(33,086)
General business credits	(10,481)	(8,884)	(7,130)
Reversal of valuation allowance	(7,101)	—	—
Resolution of federal income tax audit	—	—	(52,604)
Other, net	(2,698)	(2,330)	1,666

(Benefit) provision for income taxes	$(182,202)	$(52,526)	$52,840

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The significant components of deferred assets and liabilities at December 31, was as follows:

	At December 31,
(in thousands)	2008	2007

Deferred tax assets:
Allowances for credit losses	$220,450	$170,231
Loss and other carryforwards	16,868	36,500
Fair value adjustments	170,360	33,238
Securities adjustments	44,380	—
Partnerships investments	7,402	22,257
Operating assets	—	30,286
Accrued expense/prepaid	42,153	41,446
Purchase accounting adjustments	3,289	—
Other	14,014	51,239

Total deferred tax assets	518,916	385,197

Deferred tax liabilities:
Lease financing	283,438	413,227
Pension and other employee benefits	33,687	21,154
Purchase accounting adjustments	—	27,913
Mortgage servicing rights	31,921	38,732
Operating assets	5,358	—
Loan origination costs	34,698	16,793
Other	13,929	56,256

Total deferred tax liability	403,031	574,075

Net deferred tax asset (liability) before valuation allowance	$115,885	$(188,878)

Valuation allowance	(14,536)	35,852

Net deferred tax asset (liability)	$101,349	$(224,730)

At December 31, 2008, Huntington’s deferred tax asset related to loss and other carry-forwards was $16.9 million. This was comprised of net operating loss carry-forward of $2.2 million for U.S. Federal tax purposes, which will begin expiring in 2023, an alternative minimum tax credit carry-forward of $0.7 million, a general business credit carryover of $0.3 million, and a capital loss carry-forward of $13.7 million, which will expire in 2010. A valuation allowance in the amount of $13.7 million has been established for the capital loss carry-forward because management believes it is more likely than not that the realization of these assets will not occur. The valuation allowance on this asset decreased $22.1 million ($12.3 million capital gain recognized, $7.9 million capital gain estimated and $1.9 million as a decrease to goodwill) from 2007. In addition, a valuation allowance of $0.8 million was established in 2008 related to a stock option deferred tax asset. In Management’s opinion the results of future operations will generate sufficient taxable income to realize the net operating loss, alternative minimum tax and general business credit carry-forward. Consequently, management has determined that a valuation allowance for deferred tax assets was not required as of December 31, 2008 or 2007 relating to these carry-forwards.
At December 31, 2008 federal income taxes had not been provided on $125.6 million of undistributed earnings of foreign subsidiaries that have been reinvested for an indefinite period of time. If the earnings had been distributed, an additional $44.0 million of tax expense would have resulted in 2008.
18. BENEFIT PLANS
Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code. There was no minimum required contribution to the Plan in 2008.
In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement health-care benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.
On January 1, 2008, Huntington transitioned to fiscal year-end measurement date of plan assets and benefit obligations as required by FASB Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
FASB Statements No. 87, 88, 106, and 132R (Statement No. 158). Huntington previously used a measurement date of September 30 to value plan assets and benefit obligations. As a result of the change in measurement date, Huntington recognized a charge to beginning retained earnings of $4.7 million, representing the net periodic benefit costs for the last three months of 2007, and a charge to the opening balance of accumulated other comprehensive loss of $3.8 million, representing the change in fair value of plan assets and benefit obligations for the last three months of 2007 (net of amortization included in net periodic benefit cost).
The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2008 and 2007, and the net periodic benefit cost for the years then ended.

			Post-Retirement
	Pension Benefits		Benefits
	2008	2007	2008	2007

Weighted-average assumptions used to determine benefit obligations at December 31

Discount rate	6.17%	6.30%	6.17%	6.30%
Rate of compensation increase	4.00	5.00	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31

Discount rate	6.47%	5.97%	6.47%	5.97%
Expected return on plan assets	8.00	8.00	N/A	N/A
Rate of compensation increase	5.00	5.00	N/A	N/A

N/A,	Not Applicable
The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return is established at the beginning of the plan year based upon historical returns and projected returns on the underlying mix of invested assets.
The following table reconciles the beginning and ending balances of the benefit obligation of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits
(in thousands)	2008	2007	2008	2007

Projected benefit obligation at beginning of measurement year	$427,828	$425,704	$59,008	$48,221
Impact of change in measurement date	(1,956)	—	(804)	—
Changes due to:
Service cost	23,680	19,087	1,679	1,608
Interest cost	26,804	24,408	3,612	2,989
Benefits paid	(8,630)	(7,823)	(3,552)	(3,242)
Settlements	(12,459)	(12,080)	—	—
Plan amendments	—	2,295	—	15,685
Actuarial assumptions and gains and losses	14,429	(23,763)	490	(6,253)

Total changes	43,824	2,124	2,229	10,787

Projected benefit obligation at end of measurement year	$469,696	$427,828	$60,433	$59,008

Changes to certain actuarial assumptions, including a lower discount rate, increased the pension benefit obligation at December 31, 2008 by $14.4 million.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The following table reconciles the beginning and ending balances of the fair value of Plan assets at the December 31, 2008 and September 30, 2007 measurement dates with the amounts recognized in the consolidated balance sheets at the December 31, 2008 and 2007:

	Pension Benefits
(in thousands)	2008	2007

Fair value of plan assets at beginning of measurement year	$516,893	$481,015
Impact of change in measurement date	(10,347)	—
Changes due to:
Actual (loss) return on plan assets	(127,354)	56,981
Employer contributions	50,000	—
Settlements	(13,482)	(13,280)
Benefits paid	(8,631)	(7,823)

Total changes	(99,467)	35,878

Fair value of plan assets at end of measurement year	$407,079	$516,893

Huntington’s accumulated benefit obligation under the Plan was $433 million at December 31, 2008 and $387 million at September 30, 2007. As of December 31, 2008, the accumulated benefit obligation exceeded the fair value of Huntington’s plan assets by $26 million.
The following table shows the components of net periodic benefit cost recognized in the three years ended December 31, 2008:

	Pension Benefits			Post-Retirement Benefits
(in thousands)	2008	2007	2006	2008	2007	2006

Service cost	$23,680	$19,087	$17,552	$1,679	$1,608	$1,302
Interest cost	26,804	24,408	22,157	3,612	2,989	2,332
Expected return on plan assets	(39,145)	(37,056)	(33,577)	—	—	—
Amortization of transition asset	5	4	(1)	1,104	1,104	1,104
Amortization of prior service cost	314	1	1	379	379	489
Amortization of gain	—	—	—	(1,095)	(368)	(722)
Settlements	7,099	2,218	3,565	—	—	—
Recognized net actuarial loss	3,550	11,076	17,509	—	—	—

Benefit cost	$22,307	$19,738	$27,206	$5,679	$5,712	$4,505

Included in service costs are $0.6 million, $0.4 million and $0.4 million of plan expenses that were recognized in the three years ended December 31, 2008, 2007 and 2006. It is Huntington’s policy to recognize settlement gains and losses as incurred. Management expects net periodic pension cost, excluding any expense of settlements, to approximate $18.6 million and net periodic post-retirement benefits cost to approximate $6.1 million for 2009.
The estimated transition asset, prior service cost and net loss for the plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is approximately $1.0 million, $1.0 million and $7.1 million, respectively.
Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Huntington has registered for the Medicare subsidy and a resulting $15.5 million reduction in the post-retirement obligation is being recognized over a 10-year period beginning October 1, 2005.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
At December 31, 2008 and September 30, 2007, the end of each measurement year, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds and Huntington common stock as follows:

	Fair Value
	December 31,		September 30,
	2008		2007
(in thousands)	Balance	%	Balance	%

Cash	$50,000	12%	$—	—%
Huntington funds — money market	295	—	65	—
Huntington funds — equity funds	197,583	48	375,883	73
Huntington funds — fixed income funds	128,655	32	129,867	25
Huntington common stock	30,546	8	11,078	2

Fair value of plan assets	$407,079	100%	$516,893	100%

The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. At December 31, 2008, Plan assets were invested 12% in cash, 56% in equity investments and 32% in bonds, with an average duration of 3.2 years on bond investments. The balance in cash represents Huntington’s contribution to the Plan at December 31, 2008. The contribution will be invested in a combination of equity and fixed-income investments that satisfy the long-term objectives of the Plan. The estimated life of benefit obligations was 11 years. Although it may fluctuate with market conditions, management has targeted a long-term allocation of Plan assets of 70% in equity investments and 30% in bond investments.
The number of shares of Huntington common stock held by the Plan at December 31, 2008 and September 30, 2007 was 3,919,986 and 642,364, respectively. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.
Dividends and interest received by the Plan during 2008 and 2007 were $21.0 million and $52.2 million, respectively.
At December 31, 2008, the following table shows when benefit payments, which include expected future service, as appropriate, were expected to be paid:

(in thousands)	Pension Benefits	Post-Retirement Benefit

2009	$24,549	$5,047
2010	26,585	5,169
2011	29,404	5,428
2012	33,069	5,684
2013	35,151	5,832
2014 through 2018	202,037	30,459
Although not required, Huntington made a $50 million contribution to the plan in December 2008. There is no expected minimum contribution for 2009 to the Plan. However, Huntington may choose to make a contribution to the Plan up to the maximum deductible limit in the 2009 plan year. Expected contributions for 2009 to the post-retirement benefit plan are $4.2 million.
The assumed health-care cost trend rate has an effect on the amounts reported. A one percentage point increase would decrease service and interest costs and the post-retirement benefit obligation by $0.1 million and $0.8 million, respectively. A one-percentage point decrease would increase service and interest costs and the post-retirement benefit obligation by $0.1 million, and $0.7 million respectively. The 2009 health-care cost trend rate was projected to be 8.8% for pre-65 participants and 9.8% for post-65 participants compared with an estimate of 9.2% for pre-65 participants and 10.0% for post-65 participants in 2008. These rates are assumed to decrease gradually until they reach 4.5% for both pre-65 participants and post-65 participants in the year 2019 and remain at that level thereafter. Huntington updated the immediate health-care cost trend rate assumption based on current market data and Huntington’s claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.
Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain current and former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2008 and 2007, Huntington has an accrued pension liability of $38.5 million and $49.3 million, respectively associated with these plans. Pension expense for the plans was $2.4 million, $2.5 million, and $2.6 million in 2008, 2007, and 2006, respectively. Huntington recorded a ($0.3 million), net of tax, minimum pension liability adjustment within other comprehensive

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
income associated with these unfunded plans in 2006. The adoption of Statement No. 158 eliminated the need to record any further minimum pension liability adjustments associated with these plans.
On December 31, 2006, Huntington adopted the recognition provisions of Statement No. 158, which required Huntington to recognize the funded status of the defined benefit plans on its Consolidated Balance Sheet. Statement No. 158 also required recognition of actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements No. 87, Employers Accounting for Pensions, and Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as a component of accumulated other comprehensive income, net of tax.
The following table presents the amounts recognized in the consolidated balance sheets at December 31, 2008 and 2007 for all of Huntington defined benefit plans.:

(in thousands)	2008	2007

Accrued income and other assets	$—	$89,246
Accrued expenses and other liabilities	161,585	85,228
The following tables present the amounts recognized in accumulated other comprehensive loss (net of tax) as of December 31, 2008 and 2007 and the changes in accumulated other comprehensive income for the years ended December 31, 2008 and 2007.

(in thousands)	2008	2007

Net actuarial loss	$(156,762)	$(36,301)
Prior service cost	(4,123)	(4,914)
Transition liability	(2,691)	(2,938)

Defined benefit pension plans	$(163,576)	$(44,153)

	2008			2007
		Tax Expense	Net		Tax Expense	Net
(in thousands)	Pre-tax	(benefit)	of tax	Pre-tax	(benefit)	of tax

Balance, beginning of year	$(67,928)	$23,775	$(44,153)	$(132,813)	$46,485	$(86,328)
Impact of change in measurement date	(1,485)	520	(965)	—	—	—
Net actuarial (loss) gain:
Amounts arising during the year	(186,923)	65,423	(121,500)	53,312	(18,659)	34,653
Amortization included in net periodic benefit costs	2,608	(913)	1,695	12,169	(4,260)	7,909
Prior service cost:
Amounts arising during the year	—	—	—	(2,318)	811	(1,507)
Amortization included in net periodic benefit costs	964	(337)	627	615	(215)	400
Transition obligation:
Amounts arising during the year	(1)	—	(1)	—	—	—
Amortization included in net periodic benefit costs	1,109	(388)	721	1,107	(387)	720

Balance, end of year	$(251,656)	$88,080	$(163,576)	$(67,928)	$23,775	$(44,153)

Huntington has a defined contribution plan that is available to eligible employees. Huntington matches participant contributions, up to the first 3% of base pay contributed to the plan. Half of the employee contribution is matched on the 4th and 5th percent of base pay contributed to the plan. In the first quarter 2009, the Company announced the suspension of the contribution match to the plan. The cost of providing this plan was $15.0 million in 2008, $12.9 million in 2007, and $10.3 million in 2006. The number of shares of Huntington common stock held by this plan was 8,055,336 at December 31, 2008, and 6,591,876 at December 31, 2007. The market value of these shares was $61.7 million and $97.3 million at the same respective dates. Dividends received by the plan were $14.3 million during 2008 and $27.9 million during 2007.
19. FAIR VALUES OF ASSETS AND LIABILITIES
As discussed in Note 2, “New Accounting Pronouncements”, Huntington adopted fair value accounting standards Statement No. 157 and Statement No. 159 effective January 1, 2008. Huntington elected to apply the provisions of Statement No. 159, the fair value option, for mortgage loans originated with the intent to sell which are included in loans held for sale. Previously, a majority of the mortgage loans held for sale were recorded at fair value under the fair value hedging requirements of Statement No. 133. Application of the fair value option allows for both the mortgage loans held for sale and the related derivatives purchased to hedge interest rate risk to be carried at fair value without the burden of hedge accounting under Statement No. 133. The election was

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
applied to existing mortgage loans held for sale as of January 1, 2008, and is also being applied prospectively to mortgage loans originated for sale. As of the adoption date, the carrying value of the existing loans held for sale was adjusted to fair value through a cumulative-effect adjustment to beginning retained earnings. This adjustment represented an increase in value of $2.3 million, or $1.5 million after tax.
The following table summarizes the impact of adopting the fair value accounting standards as of January 1, 2008:

		Net Increase
	As of	to Retained	As of
	January 1, 2008	Earnings	January 1, 2008
(in thousands)	prior to Adoption	upon Adoption	after Adoption

Mortgage loans held for sale	$420,895	$2,294	$423,189
Tax impact		(803)

Cumulative effect adjustment, net of tax		$1,491

At December 31, 2008, mortgage loans held for sale had an aggregate fair value of $378.4 million and an aggregate outstanding principal balance of $368.8 million. Interest income on these loans is recorded in interest and fees on loans and leases. Included in mortgage banking income were net gains resulting from changes in fair value of these loans, including net realized gains of $32.2 million for the year ended December 31, 2008.
Statement No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement No. 157 also establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Securities
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include US Treasury and other federal agency securities, and money market mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include US Government and agency mortgage-backed securities and municipal securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include asset backed securities and private label CMOs, for which Huntington obtains third party pricing. With the current market conditions, the assumptions used to determine the fair value of many Level 3 securities have greater subjectivity due to the lack of observable market transactions.
Mortgage Loans Held FOR Sale
Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level 2.
Mortgage Servicing Rights
MSRs do not trade in an active, open market with readily observable prices. For example, sales of MSRs do occur, but the precise terms and conditions typically are not readily available. Accordingly, MSRs are classified in Level 3.
Equity Investments
Equity investments are valued initially based upon transaction price. The carrying values are then adjusted from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is considered necessary based upon a variety of factors including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, and

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
changes in market outlook. Due to the absence of quoted market prices and inherent lack of liquidity and the long-term nature of such assets, these equity investments are included in Level 3. Certain equity investments are accounted for under the equity method and, therefore, are not subject to the fair value disclosure requirements.
Derivatives
Huntington uses derivatives for a variety of purposes including asset and liability management, mortgage banking, and for trading activities. Level 1 derivatives consist of exchange traded options and forward commitments to deliver mortgage backed securities which have quoted prices. Level 2 derivatives include basic asset and liability conversion swaps and options, and interest rate caps. Derivative instruments offered to customers are adjusted for credit considerations related to the customer based upon individual credit considerations. These derivative positions are valued using internally developed models that use readily observable market parameters. Derivatives in Level 3 consist of interest rate lock agreements related to mortgage loan commitments. The valuation includes assumptions related to the likelihood that a commitment will ultimately result in a closed loan, which is a significant unobservable assumption.
Assets and liabilities measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at
	Reporting Date Using
				Netting	Balance at
(in thousands)	Level 1	Level 2	Level 3	Adjustments(1)	December 31, 2008

Assets
Trading account securities	$51,888	$36,789			$88,677
Investment securities	626,130	2,342,812	$987,542		3,956,484
Mortgage loans held for sale		378,437			378,437
Mortgage servicing rights			167,438		167,438
Derivative assets	233	668,906	8,182	$(218,326)	458,995
Equity investments			36,893		36,893
Liabilities
Derivative liabilities	11,588	377,248	50	(305,519)	83,367

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.
The table below presents a rollforward of the balance sheet amounts for the year ended December 31, 2008, for financial instruments measured on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 measurements may also include observable components of value that can be validated externally. Accordingly, the gains and losses in the table below included changes in fair value due in part to observable factors that are part of the valuation methodology. During the 2008 third quarter, the market for private label CMOs became less liquid, and as a result, inputs into the determination of the fair values of Huntington’s private label CMOs could not be determined principally from or corroborated by observable market data. Consequently, Management has transferred these securities into Level 3. Transfers into Level 3 are presented in the tables below at fair value at the beginning of the reporting period.

	Level 3 Fair Value Measurements
	Year Ended December 31, 2008
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	investments

Balance, January 1, 2008	$207,894	$(46)	$834,489	$41,516
Total gains/losses:
Included in earnings	(40,769)	8,683	(198,812)	(9,242)
Included in other comprehensive loss			(303,389)
Purchases, issuances, and settlements	313	(505)	(127,793)	4,619
Transfers in/out of Level 3			783,047

Balance, December 31, 2008	$167,438	$8,132	$987,542	$36,893

The amount of total gains or losses for the period included in earnings (or other comprehensive loss) attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$(40,769)	$8,179	$(502,201)	$(3,469)

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The table below summarizes the classification of gains and losses due to changes in fair value, recorded in earnings for Level 3 assets and liabilities for the year ended December 31, 2008.

	Level 3 Fair Value Measurements
	Year Ended December 31, 2008
	Mortgage	Net Interest	Investment	Equity
(in thousands)	Servicing Rights	Rate Locks	Securities	Investments

Classification of gains and losses in earnings:
Mortgage banking income	$(40,769)	$8,683
Securities losses			$(202,621)
Interest and fee income			3,809
Non-interest expense				$(9,242)

Total	$(40,769)	$8,683	$(198,812)	$(9,242)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.
Periodically, Huntington records nonrecurring adjustments of collateral-dependent loans measured for impairment in accordance with Statement No. 114, “Accounting by Creditors for Impairment of a Loan,” when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In cases where the carrying value exceeds the fair value of the collateral, an impairment charge is recognized. During 2008, Huntington identified $307.9 million of loans where the carrying value exceeded the fair value of the underlying collateral for the loan. These loans were written down to their fair value (a level 3 input) of $204.6 million and a nonrecurring fair value loss of $103.3 million was recorded within the provision for credit losses.
Fair Values of Financial Instruments
The carrying amounts and estimated fair values of Huntington’s financial instruments at December 31 are presented in the following table:

	2008		2007
	Carrying		Carrying
(in thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and short-term assets	$1,137,229	$1,137,229	$2,349,336	$2,349,336
Trading account securities	88,677	88,677	1,032,745	1,032,745
Loans held for sale	390,438	390,438	494,379	494,460
Investment securities	4,384,457	4,384,457	4,500,171	4,500,171
Net loans and direct financing leases	40,191,938	33,856,153	39,475,896	40,158,604
Derivatives	458,995	458,995	101,893	101,893
Financial Liabilities:
Deposits	(37,943,286)	(38,363,248)	(37,742,921)	(36,295,978)
Short-term borrowings	(1,309,157)	(1,252,861)	(2,843,638)	(2,776,882)
Federal Home Loan Bank advances	(2,588,976)	(2,588,445)	(3,083,555)	(3,084,590)
Other long term debt	(2,331,632)	(1,979,441)	(1,937,078)	(1,956,342)
Subordinated notes	(1,950,097)	(1,287,150)	(1,934,276)	(1,953,570)
Derivatives	(83,367)	(83,367)	(79,883)	(79,883)
The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers’ acceptance liabilities, short-term borrowings, bank acceptances outstanding, Federal Home Loan Bank Advances and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-term, variable-rate features and contain clauses that limit Huntington’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value. Not all the financial instruments listed in the table above are subject to the disclosure provisions of Statement No. 157.
Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington’s underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.
The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:
Loans and Direct Financing Leases
Variable-rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans and leases are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans and leases with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses and the credit risk associated in the loan and lease portfolio. The valuation of the loan portfolio reflected discounts that Huntington believed are consistent with transactions occurring in the market place.
Deposits
Demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed-rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.
Debt
Fixed-rate, long-term debt is based upon quoted market prices, which are inclusive of Huntington’s credit risk. In the absence of quoted market prices, discounted cash flows using market rates for similar debt with the same maturities are used in the determination of fair value.
20. DERIVATIVE FINANCIAL INSTRUMENTS
As described in Note 1, Huntington utilizes a variety of derivative financial instruments to reduce certain risks. Huntington records derivatives at fair value, as further described in Note 19. Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate counter party credit risk. At December 31, 2008 and 2007, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $40.7 million and $31.4 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.
At December 31, 2008, Huntington pledged $312.1 million cash collateral to various counterparties, while various other counterparties pledged $232.1 million to Huntington to satisfy collateral netting agreements. In the event of credit downgrades, Huntington could be required to provide an additional $27.0 million in collateral.
A total of $2.8 million of the unrecognized net gains on cash flow hedges is expected to be recognized in 2009.
Derivatives Used in Asset and Liability Management Activities
The following table presents the gross notional values of derivatives used in Huntington’s Asset and Liability Management activities at December 31, 2008, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
(in thousands)	Hedges	Hedges	Total

Instruments associated with:
Loans	$—	$5,305,000	$5,305,000
Deposits	80,000	—	80,000
Federal Home Loan Bank advances	—	280,000	280,000
Subordinated notes	675,000	—	675,000
Other long-term debt	50,000	—	50,000

Total notional value at December 31, 2008	$805,000	$5,585,000	$6,390,000

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The following table presents additional information about the interest rate swaps and caps used in Huntington’s asset and liability management activities at December 31, 2008:

		Average		Weighted-Average Rate
	Notional	Maturity	Fair
(in thousands )	Value	(years)	Value	Receive	Pay

Asset conversion swaps
Receive fixed — generic	$5,305,000	1.8	$82,743	2.50%	1.03%

Total asset conversion swaps	5,305,000	1.8	82,743	2.50	1.03
Liability conversion swaps
Receive fixed — generic	750,000	7.5	139,846	5.32	3.11
Receive fixed — callable	55,000	6.5	314	4.89	2.59
Pay fixed — generic	280,000	1.0	(1,266)	1.89	5.05
Total liability conversion swaps	1,085,000	5.6	138,894	4.41	3.59

Total swap portfolio	6,390,000	2.5	221,637	2.82%	1.47%

				Weighted-Average
				Strike Rate

Purchased caps
Interest rate caps	300,000	0.5	32	5.50%

Total purchased caps	$300,000	0.5	$32	5.50%

Purchased floors
Interest rate floors	200,000	3.1	8,932	3.00%

Total purchased floors	$200,000	3.1	$8,932	3.00%

These derivative financial instruments were entered into for the purpose of altering the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an increase/(decrease) to net interest income of $10.5 million in 2008, ($3.0 million) in 2007 and ($3.1 million) in 2006.
At December 31, 2007, the fair value of the swap portfolio used for asset and liability management was $3.2 million.
The following table presents the fair values at December 31, 2008 and 2007 of Huntington’s derivatives that are designated and not designated as hedging instruments under Statement No. 133. Amounts in the table below are presented without the impact of any net collateral arrangements
Asset Derivatives Included in Accrued Income and Other Assets

	At December 31,

(in thousands)	2008	2007

Interest rate contracts designated as hedging instruments	$230,601	$16,043
Interest rate contracts not designated as hedging instruments	436,131	113,246

Total Contracts	$666,732	$129,289

Liability Derivatives Included in Accrued Expenses and Other Liabilities

	At December 31,

(in thousands)	2008	2007

Interest rate contracts designated as hedging instruments	$—	$12,759
Interest rate contracts not designated as hedging instruments	377,249	78,122

Total Contracts	$377,249	$90,881

Fair value hedges effectively convert deposits, subordinated and other long term debt from fixed rate obligations to floating rate. The changes in fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
and offset against changes in the fair value of the hedged item. The following table presents the increase or (decrease) to interest expense for the years ending December 31, 2008 and 2007 for derivatives designated as fair value hedges under Statement No 133:

Derivatives in fair		Increase (decrease)
value hedging relationships	Location of change in fair value recognized in earnings on derivative	to interest expense

(in thousands)		2008	2007

Interest Rate Contracts
Deposits	Interest Expense — Deposits	$(2,322)	$4,120
Subordinated notes	Interest Expense — Subordinated notes and other long term debt	(15,349)	260
Other long term debt	Interest Expense — Subordinated notes and other long term debt	3,810	6,598

Total		$(13,861)	$10,978

For cash flow hedges, interest rate swap contracts were entered into that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract’s underlying notional amount, which effectively converts a portion of its floating-rate debt to fixed-rate. This reduces the potentially adverse impact of increases in interest rates on future interest expense. In like fashion, certain LIBOR-based commercial and industrial loans were effectively converted to fixed-rate by entering into contracts that swap certain variable-rate interest payments for fixed-rate interest payments at designated times.
To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current earnings but are reported as a component of accumulated other comprehensive income in shareholders’ equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings.
The following table presents the gains and losses recognized in other comprehensive loss (OCL) and the location in the consolidated statements of income of gains and losses reclassified from OCL into earnings for the years ending December 31, 2008 and 2007 for derivatives designated as effective cash flow hedges under Statement No 133:

				Amount of
	Amount of			gain or (loss)
	gain or (loss)			reclassified from
	recognized in			accumulated OCL
Derivatives in cash flow	OCL on derivative		Location of gain or (loss) reclassified	into earnings
hedging relationships	(effective portion)		from accumulated OCL into earnings (effective portion)	(effective portion)
(in thousands)	2008	2007		2008	2007

Interest rate contracts

Loans	$54,887	$—	Interest and fee income — loans and leases	$(9,207)	$10,257

FHLB Advances	2,394	(4,186)	Interest expense — FHLB Advances	(12,490)	(13,034)

Deposits	2,842	(1,946)	Interest expense — deposits	(4,169)	(360)

Subordinated notes	(101)	—	Interest expense — subordinated notes and other long term debt	(4,408)	(5,512)

Other long term debt	239	(125)	Interest expense — subordinated notes and other long term debt	(865)	(886)

Total	$60,261	$(6,257)		$(31,139)	$(9,535)

The following table details the gains recognized in non-interest income on the ineffective portion on interest rate contracts for derivatives designated as cash flow hedging hedges for the years ending December 31, 2008 and 2007.

Derivatives in cash flow hedging relationships
(in thousands)	2008	2007

Interest rate contracts
Loans	$3,821	$—
FHLB Advances	783	9

Total	$4,604	$9

Derivatives Used in Trading Activities
Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties. The credit risk to these customers is evaluated and included in the calculation of fair value.
The fair values of these derivative financial instruments, which are included in other assets, were $41.9 million and $32.2 million at December 31, 2008 and 2007. Changes in fair value of $27.0 million in 2008, $17.8 million in 2007, and $10.8 million in 2006 are reflected in other non-interest income. The total notional values of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives, were $10.9 billion and $6.4 billion at the end of 2008 and 2007, respectively. Huntington’s credit risks from interest rate swaps used for trading purposes were $429.9 million and $116.0 million at the same dates, respectively.
Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements and forward mortgage securities. The derivative instruments used are not designated as hedges under Statement No. 133. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The total notional value of these derivative financial instruments at December 31, 2008 and 2007, was $2.2 billion and $1.0 billion. The total notional amount at December 31, 2007 corresponds to trading assets with a fair value of $28.6 million and trading liabilities with a fair value of $13.5 million. The gains and losses related to derivative instruments included in mortgage banking income for the years ended December 31, 2008, 2007 and 2006 were ($19.0 million), ($25.5 million), and $1.6 million, respectively. Total MSR hedging gains and losses for the three years ended December 31, 2008, 2007 and 2006 were $22.4 million, ($1.7 million), and ($1.2 million), respectively and were also included in mortgage banking income. In addition, $2.6 million of trading gains on interest rate swaps were recognized in interest income.
In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.3 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.3 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.
21. COMMITMENTS AND CONTINGENT LIABILITIES
Commitments to Extend Credit
In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amount of these financial agreements, representing the credit risk, at December 31 were:

	At December 31,
(in millions)	2008	2007

Contract amount represents credit risk

Commitments to extend credit
Commercial	$6,494	$6,756
Consumer	4,964	4,680
Commercial real estate	1,951	2,565
Standby letters of credit	1,272	1,549
Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.
Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $4.5 million and $4.6 million at December 31, 2008, and 2007, respectively.
Huntington uses an internal loan grading system to assess an estimate of loss on its loan and lease portfolio. The same loan grading system is used to help monitor credit risk associated with the standby letters of credit. Under this risk rating system as of

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
December 31, 2008, approximately $223 million of the standby letters of credit were rated strong; approximately $1 billion were rated average; and approximately $47 million were rated substandard.
Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.
Commitments to Sell Loans
Huntington enters into forward contracts relating to its mortgage banking business. At December 31, 2008 and 2007, Huntington had commitments to sell residential real estate loans of $759.4 million and $555.9 million, respectively. These contracts mature in less than one year.
Litigation
Between December 19, 2007 and February 1, 2008, three putative class actions were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington and certain of its current or former officers and directors purportedly on behalf of purchasers of Huntington securities during the periods July 20, 2007 to November 16, 2007 or July 20, 2007 to January 10, 2008. These complaints seek to allege that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements concerning Huntington’s financial results, prospects, and condition, relating, in particular, to its transactions with Franklin Credit Management (Franklin). On June 5, 2008, two cases were consolidated into a single action. On August 22, 2008, a consolidated complaint was filed asserting a class period of July 19, 2007 through November 16, 2007. At this stage, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss. A third putative class action lawsuit was filed in the same court on January 18, 2008, with substantially the same allegations, but was dismissed on March 4, 2008.
Three putative derivative class action lawsuits were filed in the Court of Common Pleas of Delaware County, Ohio, the United States District Court for the Southern District of Ohio, Eastern Division, and the Court of Common Pleas of Franklin County, Ohio, between January 16, 2008, and April 17, 2008, against certain of Huntington’s current or former officers and directors variously seeking to allege breaches of fiduciary duty, waste of corporate assets, abuse of control, gross mismanagement, and unjust enrichment, all in connection with Huntington’s acquisition of Sky Financial, certain transactions between Huntington and Franklin, and the financial disclosures relating to such transactions. Huntington is named as a nominal defendant in each of these actions. At this stage of the lawsuits, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
Between February 20, 2008 and February 29, 2008, three putative class action lawsuits were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington, the Huntington Bancshares Incorporated Pension Review Committee, the Huntington Investment and Tax Savings Plan (the Plan) Administrative Committee, and certain of the Company’s officers and directors purportedly on behalf of participants in or beneficiaries of the Plan between either July 1, 2007 or July 20, 2007 and the present. The complaints seek to allege breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Huntington stock being offered as an investment alternative for participants in the Plan. The complaints sought money damages and equitable relief. On May 13, 2008, the three cases were consolidated into a single action. On August 4, 2008, a consolidated complaint was filed asserting a class period of July 1, 2007 through the present. On February 9, 2009, the court entered an order dismissing with prejudice the consolidated lawsuit in its entirety. Due to the possibility of an appeal, it is not possible for management to assess the probability of an eventual material adverse outcome, or reasonably estimate the amount of any potential loss at this time.
On May 7, 2008, a putative class action lawsuit was filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington (as successor in interest to Sky Financial), and certain of Sky Financial’s former officers on behalf of all persons who purchased or acquired Sky Financial common stock in connection with and as a result of Sky Financial’s October 2006 acquisition of Waterfield Mortgage Company. The complaint seeks to allege that the defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 in connection with the issuance of allegedly false and misleading registration and proxy statements leading up to the Waterfield acquisition and their disclosures about the nature and extent of Sky Financial’s lending relationship with Franklin. At this stage of this lawsuit, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.
It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the results of operations for a particular period. However, although no assurance can be given, based on information currently available, consultation with counsel, and available insurance coverage, management believes that the eventual outcome of these claims against the Company will not, individually or in the aggregate, have a material adverse effect on Huntington’s consolidated financial position.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Low Income Housing Tax Credit Partnerships
Huntington makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (“LIHTC”) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings and to assist us in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.
Huntington does not own a majority of the limited partnership interests in these entities and is not the primary beneficiary. Huntington uses the equity method to account for our investment in these entities. These investments are included in accrued income and other assets. At December 31, 2008, we have commitments of $216 million of which $166 million are funded. The unfunded portion is included in accrued expenses and other liabilities.
Commitments Under Capital and Operating Lease Obligations
At December 31, 2008, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses or proportionately adjusted for increases in the consumer or other price indices.
The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2008, were $47.3 million in 2009, $44.4 million in 2010, $42.0 million in 2011, $40.0 million in 2012, $37.2 million in 2013, and $186.6 million thereafter. At December 31, 2008, total minimum lease payments have not been reduced by minimum sublease rentals of $49.7 million due in the future under noncancelable subleases. At December 31, 2008, the future minimum sublease rental payments that Huntington expects to receive are $17.5 million in 2009; $13.9 million in 2010; $10.4 million in 2011; $2.7 million in 2012; $2.3 million in 2013; and $2.9 million thereafter. The rental expense for all operating leases was $53.4 million, $51.3 million, and $34.8 million for 2008, 2007, and 2006, respectively. Huntington had no material obligations under capital leases.
22. OTHER REGULATORY MATTERS
Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington’s and The Huntington National Bank’s financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered “well-capitalized” under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.
As of December 31, 2008, Huntington and The Huntington National Bank (the Bank) met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for “well-capitalized” institutions. The period-end capital amounts and capital ratios of Huntington and the Bank are as follows:

	Tier 1		Total Capital		Tier 1 Leverage
(in millions)	2008	2007	2008	2007	2008	2007

Huntington Bancshares Incorporated
Amount	$5,036	$3,460	$6,535	$4,995	$5,036	$3,460
Ratio	10.72%	7.51%	13.91%	10.85%	9.82%	6.77%
The Huntington National Bank
Amount	$2,995	$3,037	$4,978	$4,650	$2,995	$3,037
Ratio	6.44%	6.64%	10.71%	10.17%	5.99%	5.99%
Tier 1 Risk-based Capital consists of total equity plus qualifying capital securities and minority interest, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-based Capital is Tier 1 Risk-based Capital plus qualifying subordinated notes and allowable allowances for credit losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average adjusted total assets for the fourth quarter of 2008 and 2007, less non-qualifying intangibles and other adjustments.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
The parent company has the ability to provide additional capital to the Bank to maintain the Bank’s risk-based capital ratios at levels at which would be considered “well-capitalized.”
Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. During 2008 and 2007, the average balance of these deposits were $44.8 million and $39.7 million, respectively.
Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2008, the Bank could lend $497.7 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.
Dividends from the Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. At December 31, 2008, the bank could not have declared and paid additional dividends to the parent company without regulatory approval.
23. PARENT COMPANY FINANCIAL STATEMENTS
The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

Balance Sheets	December 31,
(in thousands)	2008	2007

ASSETS
Cash and cash equivalents(1)	$1,122,056	$153,489
Due from The Huntington National Bank	532,746	144,526
Due from non-bank subsidiaries	338,675	332,517
Investment in The Huntington National Bank	5,274,261	5,607,872
Investment in non-bank subsidiaries	854,575	844,032
Accrued interest receivable and other assets	146,167	165,416

Total assets	$8,268,480	$7,247,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$1,852	$2,578
Long-term borrowings	803,699	902,169
Dividends payable, accrued expenses, and other liabilities	235,788	393,965

Total liabilities	1,041,339	1,298,712

Shareholders’ equity	7,227,141	5,949,140

Total liabilities and shareholders’ equity(2)	$8,268,480	$7,247,852

(1)	Includes restricted cash of $125,000 at December 31, 2008.

(2)	See page 85 for Huntington’s Consolidated Statements of Changes in Shareholders’ Equity.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated

Statements of Income	Year Ended December 31,
(in thousands)	2008	2007	2006

Income
Dividends from
The Huntington National Bank	$142,254	$239,000	$575,000
Non-bank subsidiaries	69,645	41,784	47,476
Interest from
The Huntington National Bank	19,749	18,622	13,167
Non-bank subsidiaries	12,700	12,180	10,880
Management fees from subsidiaries	—	3,882	9,539
Other	108	1,180	23

Total income	244,456	316,648	656,085

Expense
Personnel costs	24,398	24,818	31,427
Interest on borrowings	44,890	41,189	17,856
Other	240	14,667	20,040

Total expense	69,528	80,674	69,323

Income before income taxes and equity in undistributed net income of subsidiaries	174,928	235,974	586,762
Income taxes	(120,371)	(39,509)	(20,922)

Income before equity in undistributed net income of subsidiaries	295,299	275,483	607,684
Increase (decrease) in undistributed net income of:
The Huntington National Bank	(98,863)	(176,083)	(142,672)
Non-bank subsidiaries	(310,242)	(24,231)	(3,791)

Net (loss) income	$(113,806)	$75,169	$461,221

Statements of Cash Flows	Year Ended December 31,
(in thousands)	2008	2007	2006

Operating activities
Net (loss) income	$(113,806)	$75,169	$461,221
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	266,851	200,315	146,463
Depreciation and amortization	2,071	4,367	2,150
Other, net	65,076	(51,283)	170,367

Net cash provided by operating activities	220,192	228,568	780,201

Investing activities
Net cash paid for acquisition	—	(313,311)	—
Repayments from subsidiaries	540,308	333,469	370,049
Advances to subsidiaries	(1,337,165)	(442,418)	(397,216)

Net cash used in investing activities	(796,857)	(422,260)	(27,167)

Financing activities
Proceeds from issuance of long-term borrowings	—	250,010	250,200
Payment of borrowings	(98,470)	(42,577)	(249,515)
Dividends paid on preferred stock	(23,242)	—	—
Dividends paid on common stock	(279,608)	(289,758)	(231,117)
Acquisition of treasury stock	—	—	(378,835)
Proceeds from issuance of preferred stock	1,947,625	—	—
Proceeds from issuance of common stock	(1,073)	16,782	41,842

Net cash provided by (used in) financing activities	1,545,232	(65,543)	(567,425)

Change in cash and cash equivalents	968,567	(259,235)	185,609
Cash and cash equivalents at beginning of year	153,489	412,724	227,115

Cash and cash equivalents at end of year	$1,122,056	$153,489	$412,724

Supplemental disclosure:
Interest paid	$44,890	$41,189	$17,856
Dividends in-kind received from The Huntington National Bank	124,689	—	—

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
24. SEGMENT REPORTING
Huntington has three distinct lines of business: Regional Banking, Auto Finance and Dealer Sales (AFDS), and the Private Financial, Capital Markets, and Insurance Group (PFCMIG). A fourth segment includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.
The following provides a brief description of the four operating segments of Huntington:
Regional Banking: This segment provides traditional banking products and services to consumer, small business and commercial customers located in its 11 operating regions within the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. It provides these services through a banking network of over 600 branches, and over 1,400 ATMs, along with Internet and telephone banking channels. It also provides certain services outside of these six states, including mortgage banking and equipment leasing. Each region is further divided into retail and commercial banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. At December 31, 2008, Retail Banking accounted for 52% and 85% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market and large commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.
Auto Finance and Dealer Sales (AFDS): This segment provides a variety of banking products and services to more than 3,600 automotive dealerships within the Company’s primary banking markets, as well as in Arizona, Florida, Nevada, New Jersey, New York, Tennessee and Texas. AFDS finances the purchase of automobiles by customers at the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealerships, or dealer working capital needs; and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. AFDS’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.
Private Financial, Capital Markets, and Insurance Group (PFCMIG): This segment provides products and services designed to meet the needs of higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, insurance ,and private banking products and services. PFCMIG also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve high net worth customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels.
Treasury/Other: This segment includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the other three business segments. Assets in this segment include investment securities and bank owned life insurance and loans to Franklin. Net interest income/(expense) includes the net impact of administering our investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to other business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative, merger costs, and other miscellaneous expenses not allocated to other business segments. This segment also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.
During 2008, certain organizational changes resulted in the transfer of certain businesses/assets to other segments. The primary transfers in 2008 were: (a) the insurance business to PFCMIG from Treasury/Other, and (b) Franklin to Treasury/Other from Regional Banking. Prior period amounts have been reclassified to conform to the current period presentation.

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
Listed below is certain operating basis financial information reconciled to Huntington’s 2008, 2007, and 2006 reported results by line of business:

	Regional			Treasury/	Huntington
INCOME STATEMENTS (in thousands)	Banking	AFDS	PFCMIG	Other	Consolidated

2008
Net interest income	$1,413,287	$142,966	$103,186	$(127,748)	$1,531,691
Provision for credit losses	(523,488)	(75,155)	(20,820)	(438,000)	(1,057,463)
Non-interest income	504,991	59,870	254,372	(112,095)	707,138
Non-interest expense	(968,820)	(127,897)	(246,446)	(134,211)	(1,477,374)
Income taxes	(149,089)	76	(31,603)	362,818	182,202

Net (loss) income as reported	$276,881	$(140)	$58,689	$(449,236)	$(113,806)

2007
Net interest income	$1,071,975	$133,947	$83,208	$12,382	$1,301,512
Provision for credit losses	(177,588)	(30,603)	(11,672)	(423,765)	(643,628)
Non-interest income	453,881	41,745	201,170	(20,195)	676,601
Non-interest expense	(872,607)	(80,924)	(203,806)	(154,505)	(1,311,842)
Income taxes	(166,481)	(22,457)	(24,116)	265,580	52,526

Net income as reported	$309,180	$41,708	$44,784	$(320,503)	$75,169

2006
Net interest income	$877,114	$134,998	$73,701	$(66,636)	$1,019,177
Provision for credit losses	(45,316)	(14,209)	(5,666)	—	(65,191)
Non-interest income	340,553	83,602	169,448	(32,534)	561,069
Non-interest expense	(692,968)	(112,358)	(142,252)	(53,416)	(1,000,994)
Income taxes	(167,784)	(32,211)	(33,330)	180,485	(52,840)

Net income as reported	$311,599	$59,822	$61,901	$27,899	$461,221

	Assets		Deposits
	At December 31,		At December 31,
BALANCE SHEETS (in millions)	2008	2007	2008	2007

Regional Banking	$34,435	$34,670	$32,874	$32,625
AFDS	6,395	5,891	67	60
PFCMIG	3,413	3,003	1,785	1,639
Treasury/Other	10,110	11,133	3,217	3,419

Total	$54,353	$54,697	$37,943	$37,743

Notes to Consolidated Financial Statements	Huntington Bancshares Incorporated
25. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of the unaudited quarterly results of operations, for the years ended December 31, 2008 and 2007:

	2008
(in thousands, except per share data)	Fourth	Third	Second	First

Interest income	$662,508	$685,728	$696,675	$753,411
Interest expense	(286,143)	(297,092)	(306,809)	(376,587)

Net interest income	376,365	388,636	389,866	376,824

Provision for credit losses	(722,608)	(125,392)	(120,813)	(88,650)
Non-interest income	67,099	167,857	236,430	235,752
Non-interest expense	(390,094)	(338,996)	(377,803)	(370,481)

(Loss) income before income taxes	(669,238)	92,105	127,680	153,445
Benefit (provision) for income taxes	251,949	(17,042)	(26,328)	(26,377)

Net (loss) income	(417,289)	75,063	101,352	127,068
Dividends on preferred shares	(23,158)	(12,091)	(11,151)	—

Net (loss) income applicable to common shares	$(440,447)	$62,972	$90,201	$127,068

Net (loss) income per common share — Basic	$(1.20)	$0.17	$0.25	$0.35
Net (loss) income per common share — Diluted	(1.20)	0.17	0.25	0.35

	2007
(in thousands, except per share data)	Fourth	Third	Second	First

Interest income	$814,398	$851,155	$542,461	$534,949
Interest expense	(431,465)	(441,522)	(289,070)	(279,394)

Net interest income	382,933	409,633	253,391	255,555

Provision for credit losses	(512,082)	(42,007)	(60,133)	(29,406)
Non-interest income	170,557	204,674	156,193	145,177
Non-interest expense	(439,552)	(385,563)	(244,655)	(242,072)

(Loss) income before income taxes	(398,144)	186,737	104,796	129,254
Benefit (provision) for income taxes	158,864	(48,535)	(24,275)	(33,528)

Net (loss) income	$(239,280)	$138,202	$80,521	$95,726

Net (loss) income per common share — Basic	$(0.65)	$0.38	$0.34	$0.41
Net (loss) income per common share — Diluted	(0.65)	0.38	0.34	0.40